(“Great Basin” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2006

This annual information form (“AIF”) is as of April 3, 2007

ITEM 1. TABLE OF CONTENTS

– 3 –	Annual Information Form and Form 40-F

ITEM 2.	PRELIMINARY NOTES

          This AIF includes certain statements that may be deemed "forward-looking statements" and forward looking information. These forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements or information. Although the Company believes the expectations expressed in such forward-looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements or information.

Incorporation of Continuous Disclosure Documents by Reference

     In this Annual Information Form (“AIF”), the “Company”, “we”, “us” or “Great Basin” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

     See also our audited consolidated financial statements for Great Basin for the fiscal years ended December 31, 2006, and 2005 together with the auditor’s report thereon, interim consolidated financial statements, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

     The forgoing documents have been filed publicly by Great Basin, copies of which are available on request from the offices of Great Basin or on the SEDAR web site indicated above.

Currency and Metric Equivalents

     All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

     Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces/ton

– 4 –	Annual Information Form and Form 40-F

     Currency conversions used herein are based on December 31, 2006, published by the Bank of Canada as follows: $1 US = $1.1654 Cdn.

     The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.8581	0.8577	0.8308
Average rate for period	0.8816	0.8255	0.7685
High for period	0.9099	0.8690	0.8493
Low for period	0.8528	0.7872	0.7159

     The following table sets forth (i) the rate of exchange for the South African Rand, or ZAR, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.1419	0.1577	0.1776
Average rate for period	0.1477	0.1571	0.1576
High for period	0.1670	0.1766	0.1771
Low for period	0.1260	0.1445	0.1372

     The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Year Ended December 31
	2006	2005	2004
Rate at end of period	0.1653	0.1839	0.2125
Average rate for period	0.1689	0.1907	0.2023
High for period	0.1945	0.2133	0.2217
Low for period	0.1422	0.1747	0.1780

– 5 –	Annual Information Form and Form 40-F

GLOSSARY

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

AMEX	American Stock Exchange, one of the three stock exchanges on which our common shares are listed.

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	means centimetre grams per tonne.

Epithermal Deposit	A type of deposit formed at low temperature (50-200[o]C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

g/t	means grams per tonne.

HDB	means Hollister Development Block, a portion of the Hollister property in Nevada.

HVC

means Hecla Ventures Corp., the company which owns a 50% earn-in right into the HDB and which we are proposing to purchase prior to April 30, 2007 in part with the proceeds of the planned prospectus offering described herein.

I-Drift	an access tunnel which follows along the vein.

JSE	Johannesburg Stock Exchange Limited, one of the three stock exchanges on which our common shares are listed.

Mineral Symbols	Mineral symbols which may be used herein are: Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

NI 43-101	means National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

Paleoplacer or Witwatersrand Gold Deposit

An ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

Porphyry Deposit

An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; also a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Sulphide	A compound of sulphur with another element, typically a metallic element or compound.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

Resource Category (Classification) Definitions

     The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are

– 6 –	Annual Information Form and Form 40-F

namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

     A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

     An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

     A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

     A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

     A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

– 7 –	Annual Information Form and Form 40-F

ITEM 3.	CORPORATE STRUCTURE

Overview

     We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia. Our registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton 2146 South Africa.

     We operate directly and through our subsidiaries as follows:

Jurisdiction of
Name of Subsidiary	Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Touchstone Resources Company	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Southgold Exploration (Proprietary) Limited	South Africa	100%, (held through N6C Resources Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Great Basin Gold RSA (Proprietary) Limited	South Africa	100% (held through N6C Resources Inc.)
Pacific Sentinel Resources Inc.	Yukon	100%

– 8 –	Annual Information Form and Form 40-F

ITEM 4.	GENERAL DEVELOPMENT OF THE BUSINESS

     Great Basin is in the business of acquiring interests in, and exploring and developing precious metals deposits. For the past three years Great Basin has focused on two advanced stage gold projects, the Hollister Property on the Carlin Trend in Nevada, USA, where underground exploration and development is underway on a portion of the property called the Hollister Development Block, or HDB, and the Burnstone Project in the Witwatersrand goldfield in South Africa. Great Basin’s Hollister Project hosts a number of gold-silver vein systems with high indicated grades that are potentially amenable to underground mining. Great Basin’s Burnstone Project hosts gold within the Kimberley Reef horizon; the mineralization has moderate indicated grades that are potentially amenable to underground mining. These projects are currently in the advanced exploration stage with the HDB being assessed for its economic viability and the Burnstone Project, already the subject of an initial feasibility study, and an access decline is being excavated as part of pre-development work.

     Great Basin does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. On March 21, 2007, we filed a short form public offering prospectus in Canada and the United States to offer our shares and warrants with a view to raising approximately US$90 million. There can be no assurance as of the date hereof that the offering will be successful. If it is successful it will complete in mid-April, 2007. A copy of the prospectus is available at www.sedar.com and in the United States at www.sec.gov.

Hollister Property, Nevada and its Hollister Development Block (HDB)

     Upon completion of the acquisition of the shares of Hecla Ventures Corp. (“HVC”), further described below, which acquisition will be funded in part from the net proceeds raised under the short form prospectus offering described above, we will own a 100% interest in the Hollister Property, subject to certain leases and royalty obligations. Prior to our February 21, 2007 agreement to purchase HVC and until we complete that purchase, a 5%

– 9 –	Annual Information Form and Form 40-F

area in our Hollister Property known as the Hollister Development Block, is subject to a 50:50 earn-in agreement with HVC, a subsidiary of NYSE listed Hecla Limited (“Hecla”). We agreed to purchase HVC and thereby regain a 100% working interest in the HDB. The HDB is currently in the advanced exploration stage and is being assessed for economic viability. The HDB hosts a number of high grade gold-silver vein systems that are potentially amenable to underground mining. We also believe that the balance of the Hollister Property warrants further exploration.

     The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

     Inferred mineral resources for the HDB have been excerpted in the table below and are drawn from a NI 43-101 report entitled “Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko, Nevada” prepared by David M.R. Stone, P.Eng., an independent qualified person, dated September 12, 2006 as amended April 3,2007. Mr Stone’s report adopts a resource estimate contained in a report entitled “Audit of Preliminary Resource estimate for the High Grade Gold-Silver Veins of the Ivanhoe District, Elko County, Nevada” authored by James Currie, P.Eng., then of Behre Dolbear & Company Ltd., mining consultants, and dated October 2, 2001(the “Currie Report”), which is appended to a report by Ross Glanville &Associates Ltd. and R.H. Banner Ltd., “April 2002: Summary Report for the Ivanhoe Project, Elko County, Nevada, USA., Report to Great Basin Gold Ltd.” filed May, 2002 (the “Glanville/Banner Report”). Mr. Stone’s 2006 report supersedes all of the Glanville/ Banner Report (except for the Currie Report which it considers relevant and reliable). Mr. Stone’s report summarizes the estimated inferred mineral resources as follows:

Cautionary Note to Investors concerning estimates of Inferred Resources

     This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

		Gold	Silver	Contained	Contained
Cut-Off		(Grade)	(Grade)	Gold	Silver
(oz/ton)	Tons	(oz/ton)(1)	(oz/ton)	(ounces)(2)	(ounces)

0.25	719,000	1.29	7.0	926,000	5,033,000

___________________
(1) One oz/ton is equal to approximately 34.286 grams/tonne.
(2) One ounce is equal to approximately 33.103 grams, for approximately 28,800 kilograms of contained gold.
- This estimation was done in 2002 and used a gold price of US$275/oz and silver price of US$4.40/oz.

     At a cut-off grade of 0.25 opt gold and a tonnage factor of 12.8 cubic feet per ton, the estimated inferred mineral resource is 719,000 tons at an average grade of 1.29 oz/ton gold and 7.0 oz/ton silver, containing 926,000 ounces of gold and 5,033,000 ounces of silver. The cut-off for this preliminary resource estimate was established by comparing it with other underground deposits being mined on the Carlin Trend and also by examining the grade distribution curve of the Hollister resource. A gold price of US$275/oz and a silver price of US$4.40/oz were used for the preliminary assessment in 2002 that concluded that the HDB would have positive economics, indicating that the cut-off was appropriate.

– 10 –	Annual Information Form and Form 40-F

     As noted above, in the 2006 preliminary assessment Mr. Stone updated the preliminary assessment based on the inferred mineral resources at the 0.25 oz/ton cut-off. The inferred resource estimated in 2002 did not change although the preliminary economic assessment contained in the 2007 Hollister technical report provides updated economic assessments across a range of higher gold prices. The resource was diluted by approximately 50% in the cash flow model. The 719,000 tons is the amount of material that contains the 926,000 ounces of gold. Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% internal rate of return (IRR) for metal prices of US$400/oz for gold and US$6.00/oz for silver to a 95% IRR for metal prices of US$500/oz for gold and US$8.00/oz for silver. The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% when either of the capital and operating costs are varied by +/- 20%, all other parameters remaining constant. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million when either of the capital and operating costs are varied by +/- 20%, all other parameters remaining constant.

      The preliminary assessment is based on inferred mineral resources, that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Hence, there is no certainty that the preliminary assessment will be realized and that any part of the inferred resources will be economically mineable.

Burnstone Project, Mpumalanga Province, South Africa

     The Burnstone Project is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

     Other than as described below, prospecting rights to 100% of the gold ounces in the mineral reserve categories and approximately 94% of the additional measured and indicated mineral resource categories of the area covered by the Burnstone Project have been granted to our South African subsidiary Southgold Exploration (Pty) Ltd. (“Southgold”). The remaining 6% of the measured and indicated mineral resources of the Burnstone Project are held on farms the rights to which are owned by Puma Gold (Pty) Ltd. (“Puma”). Puma has optioned the farms’ (known as Doornhoek 577 IR) related lands to us for US$8.00 per contained gold ounce, with the number of additional ounces (if any) to be determined by a third party consultant after we drill two additional holes on those farms at our expense. The option granted by Puma is currently effective until June 21, 2007, but is under further negotiation. These farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off. Although Southgold's prospecting rights cover the whole area of the Burnstone Project, Southgold holds less than a 100% undivided interest in relation to certain of these prospecting rights. However, to the best of our knowledge and belief, and after due and careful enquiry, we are not aware of any third party having lodged an application in respect of the remaining undivided interest in such prospecting rights. We are currently in the process of taking steps to secure the remaining undivided interest in such prospecting rights through applicable South African mining law procedures. In the unlikely event of any applications having been lodged by any third parties prior to securing our remaining interest through these procedures, we intend taking any steps that may be necessary so as to acquire such remaining interests should this in fact prove necessary at a later date, including the possibility of entering into negotiations with such third parties.

     On February 21, 2007 we entered into an “in principle” framework agreement with a view to achieving compliance with South Africa’s relatively new (2002) “black economic empowerment” (“BEE”), legislation. The BEE legislation, including the Mining Charter, requires us to achieve a target of 26% ownership in our South African projects by “historically disadvantaged” South Africans (“HDSAs”) by 2014. Under the framework agreement, a transaction is contemplated whereby a broad-based BEE group of investors, through a company called Tranter Gold (Pty) Ltd. (“Tranter”), would if completed, purchase approximately 19.94 million of our common shares for ZAR 260 million (approximately US$35.13 million) in cash, which we anticipate would lead to the BEE investors holding approximately 10.8% of our common shares after the issuance of the common shares to Hecla for

– 11 –	Annual Information Form and Form 40-F

the HVC acquisition and the issuance of the estimated number of securities under a current short form prospectus offering. If the acquisition of the approximately 19.94 million shares does not receive South African government approvals as not constituting compliance with the BEE legislation or for other reasons, then the framework agreement contemplates that the BEE group, through Tranter, would instead purchase 812 ordinary shares of Southgold, which would as of the date hereof represent an approximate 26% interest in Southgold’s share capital. We believe that the framework agreement, although it is currently subject to a number of South African government approvals and additional conditions such as the funding of the BEE group, is likely to achieve compliance with the mandated BEE ownership target as a consequence of either the proposed purchase of approximately 19.94 million of our shares or alternatively the purchase of at least 26% of Southgold for the same ZAR 260 million.

     The government of the Republic of South Africa has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DME has jurisdiction over mineral rights relating to the property on which the Burnstone Project is located.

Operations Generally

     We do not have any commercial mining operations and hence do not have any operating revenue although, historically, we have had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. Our operations consist of advancing exploration at our two principal mineral projects.

Significant Acquisitions and Significant Dispositions

     The Company purchased an initial 15% interest in Kryso Resources plc (“Kryso”), a company listed on the London Stock Exchange’s Alternative Investment Market with gold and nickel assets in Tajikistan. Pursuant to the share purchase agreement, the Company purchased 10,000,000 shares at 10 pence per share for a total payment of ₤1 million (pounds) (approximately $2.1 million) and received 5,000,000 warrants exercisable into one common share of Kryso per warrant at an exercise price of 15 pence (approximately $0.31) per share over a two year period. The exercise of the warrants is subject to the approval of Kryso’s shareholders at their next annual general meeting expected to be held in July 2007. In addition the Company has a five-year right of first refusal that will allow the Company to maintain its percentage equity position in Kryso, subject to shareholder approval, and has the right to appoint one member to Kryso’s board of directors and a technical advisor to its management team. The securities and rights will be held by our Cayman subsidiary, N5C Resources Ltd.

     Great Basin made no significant asset dispositions during fiscal 2006.

ITEM 5.	DESCRIPTION OF BUSINESS

     We are engaged in the business of acquiring ownership of or interests in, and exploring and where warranted developing, precious metals deposits. For the past three years we have focused on two primary projects: (a) the Hollister Project (previously known as the Ivanhoe Property) on the Carlin Trend in Nevada, USA, where an underground exploration and development program is underway on a portion of the property called the Hollister Development Block (“HDB”), which program is designed to provide the detailed information for a feasibility study, and there is also ongoing exploration on the rest of the property; and (b) the Burnstone Project in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed last year and the development of an access decline is underway as part of pre-development work.

     In addition to our two primary projects, we have inactive mineral interests in the Casino Property in the Yukon, Canada and the Kirkland Property in Ontario, Canada.

– 12 –	Annual Information Form and Form 40-F

Principal Properties - Summary

Hollister Property, Nevada

     Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this AIF is summarized or extracted from the “Technical Report – Update on the Exploration Activities on the Hollister Gold Project, Elko County, Nevada” dated March 19, 2007 and revised April 3,2007, prepared jointly by Messrs Gernot Wober, P. Geo. and David Stone, P.Eng, both of whom are “qualified persons”, as defined in NI 43-101. Mr. Wober is employed by us and is not independent. Mr. Stone is independent to us. The technical report was prepared in accordance with the requirements of NI 43-101.

Hollister Development Block- Recent Progress

     Infrastructure and services have been set in place to enable the development of a decline and laterals from which a 55,000 ft underground drilling program was completed. A total of 6,800 ft of access development and 1,000 ft of I-drifting on vein have been completed to date. Apart from providing data for the completion of a feasibility study, this work has also established much of the infrastructure necessary to start production.

     Work on development of a resource model, engineering, environmental and other aspects has also progressed. The following activities have been advanced:

  Development of the geological resource model. The drilling program was designed to upgrade a significant portion of the inferred resources to measured and indicated categories. Work on the resource model began in November 2006. The drilling program was completed in February 2007, and final results are being integrated into the model as they are received. Once these have been integrated a new resource estimate can be completed and, assuming that measured and indicated resources are established, work on the feasibility study can proceed.

  Continuation of underground test mining, including tests for split blasting, drifting and raising, in the different vein systems. Rock mechanics investigations have taken place to assess the efficacy of backfilling and to test backfill materials. Mine planning has also encompassed evaluation of different options for a second underground access route (there is currently only one access decline);

  Assessment of underground water parameters and development of plans for dewatering and permitting;

  Evaluation of general infrastructure, mine services and transportation, in particular, shorter access routes;

  Completion of metallurgical test work and evaluation of ore treatment alternatives; and

  Development of the environmental and reclamation reports, and strategies for permitting that will factor into the overall project schedule.

     In the March, 2007 technical report, the authors recommend an interim US$43.8 million budget and work plan that is directed towards increasing our confidence in the HDB resource with the goal of upgrading it into the higher classifications of indicated and/or measured resource which is a prerequisite for a feasibility study. The recommendations also include the continuation of underground drilling to further delineate and expand the veins, the establishment of a second access decline and condemnation drilling in area of planned underground infrastructure. Continuation of mine permitting activities, acquisition of mobile equipment and the establishment of surface infrastructure, such as power lines, haul roads, rapid infiltration basins, backfill plant, offices and warehouses is also contemplated. In particular, the recommended work plan includes:

– 13 –	Annual Information Form and Form 40-F

	Initial Feasibility	Post-Initial
	Study Related	Feasibility
	Work	Study Work	Total
Recommended Expenditures	US$ ‘000	US$ ‘000	US$ ‘000
Resource Estimate and Feasibility Preparation	451	750	1,201
Drilling, Testwork and Investigation	320	7,102	7,422
Equipment purchases	309	1,024	1,333
Surface plant	294	1,225	1,519
Site services	1,030	4,269	5,299
Underground development including second decline	3,022	13,170	16,192
Underground services	342	1,472	1,814
Environmental permitting and engineering	282	943	1,225
Administration costs	1,000	5,430	6,300
Independent Consultants Feasibility Study Services	200	400	600
Total	7,556	36,244	43,800

     As drilling has intersected the vein systems and returned grades that are consistent with the results from previous surface drilling, and the drilling was laid out at a close spacing, we anticipate that measured and or indicated mineral resources will be established, that will enable us to complete a feasibility study on the HDB by June 2007 and make a decision in respect of possible commercial production shortly thereafter. We expect to fund this work from the short form prospectus offering described in Item 4.

     The recommended work plan reflects the likelihood that if the current resource can be upgraded into a measured and indicated categories, that the resulting feasibility study may prove to be only an initial feasibility study as the 2007 drilling program is designed in part to establish if a larger resource than was previously explored is present on the Hollister property. We believe that the previous drilling was focussed on a targeted resource that was constrained by the fact that our joint venture with HVC was limited to the HDB and so there was no testing to see if the veins extend laterally or down dip beyond the area of the HDB.

Exploration Program Progress

     Recent exploration activities consist of the completion of a controlled source audio magneto-telluric geophysical survey, a portion of which occupied the HDB. A total of 36 lines were completed and 77 line-kilometers of data was collected. Of the entire survey, approximately 10 lines covered the HDB. This survey was physically completed by an independent geosciences consultant and took place between August, 2006 and October 19, 2006. A separate geophysics consultant provided the data processing and interpretation and summarized the results on February 28, 2007. The geophysical survey is part of a board-approved US$3 million exploration budget that was made available in November, 2006 and which will be funded from our existing working capital. Further activities were intended to consist of core drilling but these have not commenced due to our inability to procure a drill rig for the project until March 2007. Exploration drilling has now begun.

Hecla Ventures Corp. (HVC) Share Purchase Agreement

     On February 20, 2007, we entered into a share purchase agreement to buy HVC and thereby effectively regain a 100% working interest in the HDB, for a total of US$60 million, comprising US$45 million in cash and the remaining US$15 million in our common shares (approximately 7.94 million shares).

     By way of background to this transaction, we granted Hecla Limited, a NYSE listed mining company the right under an earn-in agreement to acquire a 50% working interest in the HDB in August, 2002. Hecla held the earn-in rights and operated its earn-programs through HVC. By February, 2007, HVC was close to completing its earn-in requirements; however, we agreed to buy them out of the HDB altogether. The buy-out transaction has been structured as a purchase of Hecla’s subsidiary, HVC, which holds the earn-in rights and which was, until our February 20, 2007 agreement, managing the earn-in program. The transaction is subject to stock exchange and other

– 14 –	Annual Information Form and Form 40-F

regulatory approvals and customary closing conditions, which we expect we will obtain in the ordinary course prior to the completion deadline of April 30, 2007. The principal requirement for us to be able to complete the HVC acquisition is the success of the short form prospectus offering, and the closing of the HVC acquisition which we intend to complete contemporaneously with the closing of the short form prospectus offering, assuming it is successful.

     In addition to the payment of US$60 million of cash and shares, we have agreed to release Hecla from its obligations under the earn-in agreement as a guarantor of HVC’s obligations. Upon closing of this acquisition, we will hold 100% of the working interest in the HDB and the Hollister Property. In addition to the 50% earn-in rights, HVC owns under US$2 million in tangible assets comprising various pieces of mining equipment. We will be assuming payroll and benefits obligations for 35 Hecla employees working on the HDB project for at least a one year period. We will also be assuming all responsibility for any environmental liabilities. We will also enter into a transition services agreement with Hecla, which provides for the provision of consultation services of three Hecla employees for a three-month period to ensure a smooth transition of operations.

     Under the terms of the earn-in agreement, HVC expended some US$32 million on advanced exploration work at HDB since 2002. This work was funded by HVC borrowing that amount from Hecla and its affiliates and the US$30 million will be settled by a capital contribution of the equivalent amount from Hecla prior to closing of the stock purchase. By spending this money HVC had completed the stage 1 activities, one of the prerequisites to earn-in to a 50% interest in the project in early February, 2007. On completion of the acquisition we have agreed to reimburse Hecla for 50% of expenditures since February 12, 2007 and 100% of Hecla’s on-going HDB expenditures from the execution date of the acquisition agreement on February 20, 2007 until the date we complete the purchase of HVC.

     Our review of information supplied by Hecla indicates that HVC spent approximately US$32 million on earn-in expenditures at Hollister. These amounts were spent over the following years and on the following activities:

Hecla Ventures Corp. – Expenditures at the HDB, 2002-2006

		Amounts (US$)
Activity	2002-2004	2005	2006	Total
Environmental Permitting	1,590,495	315,163	747,191	2,652,849
Equipment	447,525	1,006,101	861,730	2,315,356
Surface Plant	919,638	804,007	659,335	2,382,980
Site Services	632,799	1,810,818	2,811,859	5,255,476
Portal and I-Drifts	255,212	161	451,582	706,955
Decline, Cross Cuts, Muck Bays, Drill Stations	157,281	3,143,049	3,254,172	6,554,502
Diamond Drilling and Drilling Administration	513	1,805	2,128,565	2,130,883
Underground Employee Wages and Misc.	72	35,628	149,760	185,460
Underground Services	124,096	605,784	680,076	1,409,956
Administration	1,555,621	1,900,929	2,530,978	5,987,528
Management Fee	392,273	632,039	932,759	1,957,071
Totals:	6,075,525	10,255,484	15,208,007	31,539,016

– 15 –	Annual Information Form and Form 40-F

     We believe this tabular information contains all the historical financial information that an investor needs to know regarding the HVC acquisition. We conducted extensive due diligence procedures on HVC's financial records to satisfy ourselves that the tabular information is materially correct.

Burnstone Project, South Africa

     Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Project is summarized or extracted from the “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province of the Republic of South Africa”, dated March 19, 2007 which is co-authored by David Stone, P.Eng. and Gideon J. van der Heever, Pr.Sci.Nat, both of whom are qualified persons under NI 43-101. Mr van der Heever and Mr. Stone are independent. Their report builds on the conclusions contained in the “Technical Report on the Feasibility Study for the Burnstone Project, Balfour, Mpumalanga Province, Republic of South Africa” dated May 10, 2006 (the “Burnstone Feasibility Study”), prepared by international mining consultants Behre Dolbear & Company Ltd., based on a full review of the results of the components of the Burnstone Feasibility Study by Derek Rance, P.Eng., who is an independent qualified person as defined by NI 43-101. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Individual components of the study were completed by the following South African consultants, each of which is an independent qualified person under NI 43-101:

  Geology and mineral resources were reviewed and updated for the Burnstone Feasibility Study by Harry Meadon, Pr.Sci.Nat., of HM Exploration CC, and Mr. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd.

  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng.

  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.

  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner, and R.J. Scheurenberg, Pr.Eng.

     The Burnstone Feasibility Study supersedes a pre-feasibility study on the Burnstone Project prepared by many of the same authors in 2004.

Burnstone Phase I Development

     In May, 2006 we announced the results of the Burnstone feasibility study, as a result of which we moved to the permitting stage, initiated pre-production activities and secured financing to construct the surface facilities and the shaft component.

     The proposed mine site is situated in an area of open, rolling country, traversed by major paved highways, railroads, power lines and pipelines that provide excellent infrastructure for development. Skilled labour, mining expertise, equipment and process facilities are all available to support the development of the Burnstone Project.

     The Burnstone Feasibility Study was done in 2006 using both South African Rand (ZAR) and US dollars (US$), at an exchange ratio of 7:1 (ZAR to US$). The financial analysis assumes a 100% ownership and no debt leverage. As discussed further below, we recently entered into an agreement in principle with Tranter, a Black Economic Empowerment company that is intending to participate in the Burnstone Project either through an investment in our common shares or through an investment in Southgold, in any event as per South African regulatory requirements, assuming that the conditions to the fulfillment of this transaction are satisfied.

– 16 –	Annual Information Form and Form 40-F

     At an assumed gold price of US$450/oz, results from the pre-tax and 100% equity financed financial model are summarized as follows:

  14 year mine life, including a four-year pre-production period

  Average annual production of 214,000 ounces of gold at full production

  Capital cost of US$144.5 million

  Operating cost of US$36.63 per tonne

  Mine site cash cost of US$254.42 per ounce (all-in cash cost of US$323.11 per ounce)

  Pre-tax Net Present Value at 5% discount of US$138.9 million

  Internal Rate of Return 18.3%

     Our rights to two of the farms (portions of Doornhoek 577 IR) which are outside of those included in the 2006 Burnstone Feasibility Study, are subject to an option from Puma as described in Item 4. These farms represent approximately 434,578 of the ounces in the additional measured and 29,089 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off.

Mine Plan

     The Burnstone Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining of the Burnstone deposit, utilizing a combination of a decline and a vertical shaft for access. Development will occur in two phases. First, a 4.5 -metre wide by 4.8 -metre high decline will be developed to enable early access to the ore body for some mining. A 26,000 tonne bulk sample will be extracted and processed in order to confirm previous metallurgical test work. Second, a 7.5 -metre diameter vertical shaft will be developed and commissioned. During July 2006, construction of the decline commenced, and as at March 6, 2007, the decline had advanced to 550 metres from the portal entrance. At full production, miners and equipment will use the decline for access and the shaft for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people. Our test program is being conducted in accordance with the Minerals Act 50 of 1991 which continues to have application pursuant to the Minerals and Petroleum Resources Development Act, 2002 (the “MPRDA”). Although our revised environmental management plans submitted to the DME have not yet been approved, we believe that all our pre-development work undertaken to date has been in accordance with the standards prescribed by the applicable legislation.

     The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.2 million ounces expected to be recovered over the 14-year mine life.

Parameters and Key Results

     The Measured and Indicated mineral resources for the Kimberley Reef gold deposit, as outlined by drilling on the Burnstone Project to the date of the feasibility report, and at a 400 cmg/t cut-off, (which assumes $450/oz gold), are 29.0 million tonnes grading 7.63 g/t, containing 7.1 million ounces of gold. Of these, 19.8 million tonnes grading 9.22 g/t are Measured and 9.2 million tonnes grading 4.20 g/t are Indicated. These Mineral Resources are inclusive of the Mineral Reserves used for the Burnstone Feasibility Study. The current mine plan, however, is based on a portion of the mineral resources previously known as Area 1.

– 17 –	Annual Information Form and Form 40-F

     The Proven and Probable Mineral Reserves (tabulated below) are fully diluted and take into consideration all mining factors, and are stated according to Canadian standards. The average reef channel width is of the order of 35cm. As it is not possible to mine at these widths, a stope width of 90cm has been applied. Where the reef channel width is higher than 90cm, then stope widths applied are also higher to suit. Additional dilution has been applied for planned and unplanned dilution.

     The resource tonnage has been modified to account for the dilutionary sources described above. In addition, tonnages have been modified to reflect a loss of 6% for the pillars which will be left unmined.

     The resource grade has also been modified to reflect the other causes of mining dilution (being the additional waste material required to be mined in order to access and recover the gold-bearing ore). In addition, the grade has been reduced by 3% (estimate provided by our geologists) to account for minor (internal) geological loss and by a further 10% to account for gold losses during the mining process.

     The calculations described above have resulted in Proven and Probable Mineral Reserves that include Proven Reserves of 15.1 million tonnes grading 4.61 g/t and Probable Reserves of 0.8 million tonnes grading 5.38 g/t.

Burnstone Project — Feasibility Study Results
Gold Price US$450/oz (ZAR101,270/kg) & Exchange Rate of 7:1 ZAR to US$

Proven & Probable Reserves (At 4 g/t cut-off)	15.9 million tonnes grading 4.65 g/t, containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces at full production
Life of mine gold production	2.26 million ounces
Mine life	14 years, including 4 years pre-production
Full Employment	2,000 + people

	ZAR	US$
CAPITAL COSTS(1)	(millions)	(millions)
Mine	800	114.3
Mill	160	22.8
Tailing and rock storage	38	5.3
Main water supply	15	2.1
Total	1,013	144.5

	ZAR/t	US$/t
OPERATING COSTS	milled	milled
Mining	215.09	30.73
Milling	33.36	4.77
Administration	2.00	0.29
Community	3.78	0.54
Social Costs	2.18	0.32

Total	256.41	36.65

_____________________
(1) Capital costs for mining are +/-15% with no contingency; for milling are +/-10% including a 10% contingency.

CASH COSTS	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42

– 18 –	Annual Information Form and Form 40-F

All-in Costs	72,714	323.11

	ZAR	US$
CASH FLOW	(millions)	(millions)
Average Annual	183	26
Life of Mine	2,006	287

	ZAR	US$
FINANCIAL RESULTS	(millions)	(millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%

     Sensitivity analyses done on several of the key parameters indicate that the financial results for the project are economic. The Net Present Value and Internal Rate of Return are more sensitive to changes in exchange rates and gold price than to variations in capital and operating costs.

Exploration Program Progress

     Since the completion of the feasibility study of the Burnstone Project in May, 2006, we have undertaken drilling to upgrade and expand the mineral resources in Area 1 and Area 2. Results from eight of fifteen completed drill holes have been incorporated into the resource model and new estimates of the mineral resources are tabulated below. The grades as well as the tonnes have increased in all categories. As a result, at the cut-off grade of 400 cmg/t gold (the equivalent of 4 g /t over one meter) highlighted below, 582,000 ounces of gold have been added to the total measured and indicated resources (an increase of 8%) and 219,000 ounces have been added to the inferred resources (an increase of 54%). The aforementioned March 19, 2007 report of Messrs Stone and van der Heever, supersedes a previously publicly filed report by Pooley A.D., Dodd D., Scheurenberg R.J., Siepker E. and van der Heever, G. J., “Burnstone Gold Project Pre-Feasibility Study – Area 1” dated November 1, 2004 but builds on a previously publicly filed report by Siepker E. and van der Heever, G. J “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province of the Republic of South Africa” dated February 17, 2005. In their 2007 report Messrs Stone and van der Heever have estimated the current mineral resources at Burnstone, using a range of gold prices. These mineral resources are summarized as follows.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

     The following table uses the terms “measured resources” and “indicated resources”. We advise investors that while these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. See “Risk Factors”.

– 19 –	Annual Information Form and Form 40-F

Burnstone Project Mineral Resources – January 2007
Category	Cut-off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (ounces)
Measured	350	26,221,000	8.99	7,582,000
	400	21,045,000	9.69	6,555,000
Indicated	350	9,262,000	4.53	1,348,000
	400	8,245,000	4.28	1,135,000
Measured & Indicated	350	35,483,000	7.83	8,930,000
	400	29,291,000	8.17	7,690,000

Cautionary Note to Investors Concerning Estimates of Inferred Resources

     This section uses the term ‘inferred resources’. We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

Burnstone Project Inferred Mineral Resources – January 2007
Category	Cut-off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (ounces)
Inferred	350	1,442,000	12.94	600,000
	400	836,000	15.18	408,000

     We anticipate that the remainder of the drilling program will be completed during the June 2007 quarter, and the results will be incorporated in the mining plan being prepared by Turgis Engineering.

     Future drilling will concentrate on “Area 4” which lies to the southwest of Area 1.

     Presently, we are advancing the first of a two stage development program, designed to take the Burnstone Project to production in approximately two years subject to obtaining mining rights and meeting other conditions. The current program, involving construction of a decline and taking a bulk sample, is scheduled to be completed in approximately 12 months. There is no assurance that this target timing can be met.

     The Burnstone Project is defined by an 18 km long, north-westerly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two north-westerly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 m. Our drilling has also revealed that several of the gold-bearing areas, like Areas 1 and 4 mentioned above, are continuous, but are referenced to describe different areas of focus for the ongoing drilling program.

     The primary analytical facility for the Burnstone Project from 2003-2005 was SGS Lakefield Research Africa (Pty) Limited and in 2006-2007, ALS Chemex was the primary laboratory. Both facilities are located in Johannesburg, South Africa.

– 20 –	Annual Information Form and Form 40-F

Plan to Update Feasibility Report

     The May, 2006 Burnstone Feasibility Study was completed using conservative parameters. With the current higher gold prices, we anticipate that more of the resources will warrant mining. We are also currently reviewing the parameters used with the intent of improving on methodologies and efficiencies. We expect that the mining plans will be renewed after the completion of the current exploration program as the additional resources outlined will need to be converted into reserves and the mine scheduling adjusted accordingly. We anticipate that the new resource statement will be completed by the end of June, 2007.

Conversion of Prospecting Rights

     During October and November 2006, all the old order prospecting rights held by Southgold comprising the title to the Burnstone Project were converted into new order prospecting rights by the DME. Our application for one new order prospecting right for a farm adjacent to the Burnstone Project is currently pending. These rights give Southgold the exclusive right to apply for and, subject to fulfilling certain statutory requirements, including the approval of the DME, be granted mining rights in respect of the minerals and the prospecting area of the Burnstone Project under the MPRDA. The grant of a new order mining right, which will permit us to develop the Burnstone Project, will depend on us meeting requirements under the Mining Charter, including compliance with BEE requirements and the submission of a satisfactory work program. We are currently targeting the late second quarter of 2007 for submission of our application for a new order mining license and we anticipate that our framework agreement with our BEE partner will be concluded by that time.

Purchase of Surface Rights

     We, through our subsidiary, Southgold, purchased approximately 2,273 hectares of farmland to secure the surface rights of the Burnstone Project. No land claims have been gazetted against these properties in terms of the relevant legislation.

Black Economic Empowerment (BEE) Framework Agreement

     On February 12, 2007, we, and our proposed BEE partner, Tranter, and Gold Fields Limited (“Gold Fields”), signed a heads of agreement contemplating a transaction whereby the net smelter royalty with GFL Mining Services Ltd., a wholly-owned subsidiary of Gold Fields, would be settled by our purchase of the net smelter royalty on the Burnstone Project held by GFL for a cash payment of ZAR80 million plus VAT. Under this heads of agreement:

  we (through Southgold) would pay Gold Fields ZAR80 million in full and final settlement of the sliding scale net smelter royalty in favour of Gold Fields’ subsidiary GFL Mining Ltd. in respect of the Burnstone Project;

  Gold Fields would pay ZAR80 million to Tranter of which ZAR70 million would be used as partial payment of the ZAR260 million required to acquire a 26% interest in the Burnstone Project;

  Tranter would retain ZAR10 million of the ZAR80 million received by Gold Fields for administration and funding of its broad based structure; and

  as one of the conditions precedent, the parties to the agreement would sign a definitive agreement by the target date of April 30, 2007 (which date was extended by agreement between the parties), although this date can be extended by the parties again, if necessary.

– 21 –	Annual Information Form and Form 40-F

     On February 21, 2007, we and Tranter concluded the framework agreement which we believe, if implemented, will achieve compliance with the goals of the BEE legislation. Under the framework agreement, Tranter would obtain the required 26% participation in the Burnstone Project, in one of two ways:

  Tranter would either purchase approximately 19.94 million of our common shares for ZAR260 million (approximately US$35.13 million) (of which ZAR70 million would be from the royalty settlement and the balance from other sources) or alternatively;

  Tranter would purchase at least 26% of our subsidiary Southgold for ZAR260 million and thereby acquire an indirect 26% interest in the Burnstone Project only.

     The framework agreement is subject to the execution and negotiation of a number of related agreements and is also subject to further conditions, including South African regulatory approval, the approval of the relevant stock exchanges and Tranter securing the requisite funding. It is unlikely to conclude for several months after the date of this AIF. If the transactions contemplated by the framework agreement do not successfully complete, then we will have to seek another way of achieving compliance with the BEE requirements of the MRPDA, or face uncertain and possibly adverse consequences. See “Risk Factors”.

Settlement with Southgold Shareholders

     On July 27, 2006, we closed a transaction whereby we settled all remaining obligations to the former shareholders of Southgold under an option agreement dated November 5, 2002. Pursuant to a settlement agreement dated May 26, 2006 between us and the former Southgold shareholders, we issued 4 million common shares and 2 million common share warrants (each warrant entitling the holder to purchase an additional common share), in each case, at the ZAR equivalent of the original US$1.80 exercise price (being ZAR12.90 per share on February 15, 2007). The warrants are exercisable for a two year period and are subject to an accelerated expiry if the market price of our common shares is equal to or exceeds the ZAR equivalent of US$3.60 (being ZAR25.80 on February 15, 2007) for 10 consecutive trading days on the TSX. The warrant exercise price was originally denominated in United States currency; however, we resolved by way of board resolution passed on February 15, 2007 to allow the exercise to be effective in ZAR. The settlement agreement, negotiated at arm’s length, extinguished certain additional consideration that we would have been required to pay to the former Southgold shareholders and settled all potential claims by the former Southgold shareholders in connection with consideration that is intended to become payable to us by our BEE partners under the framework agreement described above.

Casino Property, Yukon, Canada

     Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s. The Casino Property is not considered by us to be a material property.

     The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). Of these, two claims are in good standing until 2011, five until 2010 and the remaining claims are in good standing until 2009. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

     On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina", formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an

– 22 –	Annual Information Form and Form 40-F

option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

     The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

     In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005.

     In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006.

     In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

     In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remained unchanged.

     On February 14, 2006 the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with warrants which have been exercised and the underlying shares sold at a gain.

     Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the difference between such price and $8.78 multiplied by 100,000.

     Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

     In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

Property Particulars

(1)	Hollister Property, Nevada, USA

     The Hollister property is held 100% by Great Basin through its subsidiaries although a portion of the property is subject to an earn-in which, as described in Item 4, Great Basin intends to buy-out for US$60 million. At December 31, 2006, the Hollister Property consists of a total of 937 unpatented claims, covering over 32 square mi

– 23 –	Annual Information Form and Form 40-F

(69 square km), located on federal land administered by the Bureau of Land Management (“BLM”), and as such, all claims are subject to annual maintenance payments to the BLM and Elko County.

Acquisition Agreements

(i) Newmont Agreement

     Pursuant to the terms of a purchase agreement (the “Ivanhoe Purchase Agreement”) dated August 13, 1997, between a subsidiary of Newmont, Newmont Exploration Limited, a Denver based international mining company, Touchstone Resources Company (“Touchstone”), a Nevada company later acquired by Great Basin and Great Basin's USA holding company, Great Basin Gold Inc. (“GBGI”), GBGI’s wholly owned subsidiary Rodeo Creek Gold Inc. (“RCGI”) acquired Newmont’s 75% interest in the Hollister property. RCGI later acquired Touchstone (for 2.75 million Great Basin shares), which owned the other 25%, hence 100% of the Hollister Property is now owned by Great Basin and its subsidiaries. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

     The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership expiring October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of $50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont Mining Corporation holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreements, RCGI agreed to share Newmont’s future reclamation costs for past mining at Hollister on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 57 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time RCGI will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. Great Basin also purchased, as a condition of Touchstone entering into the Ivanhoe Purchase Agreement, 1,100,000 units (comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for $1.00 per unit. The shares comprised in these units were sold in 1998.As of the date hereof, we are still resolving some outstanding environmental issues with Newmont before we request conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are now currently divided as 75% to Newmont Mining Corporation and 25% to us, and such additional expenditures have not been material over the last two years nor are they expected to become material (in respect of pre-1997 conditions).

(ii) Other Hollister Acquisition Agreements

     The Robbie claims, acquired under a 15-year lease on June 8, 1999, comprise 107 claims. Great Basin is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

     In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin shares. There are no remaining royalties or lease payments on the Aagaard claims.

     The 139 claims comprising the Ho claim group were acquired by staking in 1998. This claim group extends the Hollister property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims.

     On July 13, 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims, under a Purchase Agreement between Pacific Spar Corp., GBGI and RCGI, a wholly owned

– 24 –	Annual Information Form and Form 40-F

subsidiary of GBGI. RCGI made a payment of US$50,000 for assignment of the Property. The claims adjoin the northwest corner of the Hollister Property.

     In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister property position to the west. There are no royalties on the Joe claims.

(iii) 2002 Agreement with Hecla Ventures Corp.

     In August 2002, Great Basin and HVC finalized Earn-In and Joint Operating Agreements, whereby HVC could vest in a 50% working interest in the HDB, an area within and constituting approximately 5% of the Hollister property, subject to a purchase price royalty in favor of Great Basin, providing that HVC funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million a share purchase warrants in HVC’s publicly traded parent company, Hecla, to Great Basin (of which 2 million have been issued to date). Concurrent with the milestones that triggered Hecla warrants being issued to Great Basin, Great Basin was to issue 2 million share purchase warrants to HVC of which 1 million were issued to date.

     The 2002 Earn-in Agreement, as amended February 28, 2006, provided for a priority recovery of certain costs for HVC from any pre-production gold ounces produced from the earn-in programs at HDB, and it also provided for an ongoing royalty for Great Basin which was dependent on the cash operating margin (as defined) for ounces after the first 50,000 ounces (or equivalent). The proceeds from the first 50,000 gold ounces were to be distributed to HVC and Great Basin as follows: (i) one hundred percent (100%) of any ounces recovered in connection with Stage I earn-in activities, to HVC up to the aggregate of HVC's actual costs of Stage I Earn-in Activities, not to exceed $21.8 million plus 15%, or $25 million, and (ii) all other Stage I ounces and all of the ounces recovered in connection with Stage II earn-in activities, as to fifty percent (50%) to each of Hecla and Great Basin. All ounces produced after the first 50,000 ounces were to be distributed according to the parties' participating interests (initially 50:50), subject to the royalty in favor of Great Basin. There were only some 2500 ounces produced in Stage I and Hecla had just started incurring Stage II costs on February 7, 2007 when the agreement for Great Basin to buy HVC was reached. Thus except for the purchase agreement, HVC and Great Basin would have shared equally the revenue and costs of the next 47,500 ounces and then the royalty would commence. The royalty was $50 per ounce when the cash margin per ounce was between $100 and $200, and the royalty would increase by $0.50 for each $1.00 increase in margin per ounce over $200.

Hollister Property, Location and Access

     The Hollister Property is located in Township 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

     The shortest access to the Property is via the Interstate 80 freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 miles (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 miles (13 km) by road to the southeast. Major power transmission lines lie just off the southeastern corner of the Property, and a sub-station is located 5 miles (8 km) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base (Figure 1).

– 25 –	Annual Information Form and Form 40-F

Figure 1. Hollister Property, Location and Access
(The Hollister Property was formerly knows as the Ivanhoe Property)

Environmental Matters

     Reclamation in the area of previous open pit production is nearing completion. Newmont will manage reclamation, and surface use in and around the Hollister mine area, until reclamation is completed. This area consists of 62 claims encompassing 1.1 square mi (2.8 square km), and was funded by a US$4.5 million reclamation fund. Cost overruns, up to a total overrun of US$1.5 million, have been funded 33% by Newmont and 67% by Great Basin, and thereafter all amounts expended are funded as to 75% by Newmont and 25% by Great Basin.

     During 1999, cumulative reclamation expenditures exceeded US$6 million and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2005. The 2006 invoice has not yet been received but is not expected to be material.

     Great Basin has access to explore within the reclaimed areas, subject to Newmont’s determination that such activities do not interfere with reclamation. Newmont’s consent has been obtained expeditiously in all cases to date.

Property Geology

     The Hollister Property is situated near the northern end of the Carlin Trend, a northwest-trending corridor of mines and mineral occurrences (Figure 2). The alignment of deposits along the Carlin Trend resulted from a long-lived, deep-seated northwest-oriented fracture system; hydrothermal systems emplaced gold into receptive sedimentary and volcanic lithologies along the structural corridor. Accordingly, the key ore controls for Carlin-type

– 26 –	Annual Information Form and Form 40-F

gold deposits are a combination of structural preparation and favorable host rocks. Association with intrusive rocks is an important geological factor in the occurrence of the Carlin Trend gold deposits.

Figure 2 Hollister Property and Carlin Trend
(The Hollister Property was formerly knows as the Ivanhoe Property)

     Property geology includes Ordovician sedimentary and mid-Eocene intrusive rocks that are covered by a thin veneer of Miocene volcanic and volcano-sedimentary rocks. Structure (veins and faults) is an important control of the mineralization; on the Hollister Property this typically occurs as high-angle faults with east-west, north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization.

     The previously mined Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This deposit represents near-surface “leakage” from a deeper, high-grade gold feeder system, hosted by the Valmy Formation. In the area of the mineralized veins, the Ordovician Valmy Formation consists of light grey quartzites; dark grey, muddy or argillaceous quartzites; black sandy argillites; black massive argillites and black to grey laminated argillites. A core intercept of 2.4 ft grading 32.54 oz. Au/ton (0.7 m grading 1,115.67 g Au/t) in the west Hollister area from 1994 drilling by Newmont was interpreted to be a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 such historic high-grade intersections in the Valmy Formation that required follow-up drilling when Great Basin acquired the property.

     The Hatter Stock is a 39 million year old biotite granodiorite intrusion. It has another significant, although less well understood gold anomaly associated with it and the surrounding Valmy Formation, similar to the Hollister area. Assays from younger crosscutting veins in the Hatter intrusion include ten ft of 0.731 oz. Au/ton (3 m of 25.06 g Au/tonne) and 20 ft of 0.736 oz. Au/ton (6.1 m of 25.23 g Au/tonne). The Valmy rocks on the west flank of the

– 27 –	Annual Information Form and Form 40-F

stock host low-grade intercepts, such as 85 ft at 0.025 oz. Au/ton (25.9 m at 0.857 g Au/tonne) in brittle shear or fault zones.

Exploration History

     The Ivanhoe district has a long mining history that started with mercury mining in the early 1900’s. Various companies explored for a variety of target types including porphyry molybdenum, uranium, and gold deposits over the period from the early 1960’s until 1980. Gold exploration programs, conducted by United States Steel Corporation (“USX”) from 1980 to 1986 and subsequently by the Cornucopia/Galactic joint venture from 1986 to 1992, focused on delineation and production from open pit oxide deposits. The deposit was placed into production in 1990. Mining from the Hollister area USX pits produced 115,696 oz (3.6 million g) of gold from 3,271,954 tons mined to 1996. Newmont formed a 75-25 joint venture with Touchstone in 1992. Between 1992 and 1994, Newmont conducted an extensive exploration program that included drilling, geological mapping, geochemical sampling, and geophysical surveys. The program targeted near-surface mineralization that Newmont ultimately decided did not warrant further work.

     Great Basin’s exploration program at Hollister has focused on locating high-grade gold deposits that are mineable by underground methods. In general, exploration is based on comparisons to the Midas deposit at the Ken Snyder Mine located to the northwest and the Goldstrike area, i.e. Post-Betze and associated deposits, located to the southeast along the Carlin Trend. The comparison with the deposits at Ken Snyder is based on the similarity in style and mineralogy of the feeder veins that have been intersected beneath the Hollister deposit to those at the Midas discovery. The comparison with Goldstrike is based on the similarity of: the size and tenor of the gold anomalies in both the Hollister and Hatter areas; the mineralized structures; the age of the rocks; and the association of mineralization with the Hatter Stock.

     Much of the drilling between 1998 and 2001 was done in the Hollister Development Block area (see below). Outside of the immediate Hollister area, drilling in 2000 in the Velvet area located 1,400 ft (425 m) north of the Clementine vein system, encountered high-grade gold mineralization in a new vein system. Rotary hole 204 returned 15 ft of 0.56 oz. Au /ton, (4.6 m of 19.20 g Au /tonne) including 5 ft of 1.04 oz. Au/ton (1.5 m of 35.65 g Au/tonne) in a banded quartz vein intersection in Valmy Formation quartzites.

     There is also evidence of Carlin-style mineralization on the Hollister Property. The best exploration potential is in lower plate rocks occurs at depths ranging from 5,000-6,000 ft (1,525-1,830 m) in the silty carbonate host rocks of the Rodeo Creek, Popovich and Roberts Mountain Formations. The last hole completed in 2001, IH-214, was designed to test for the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. This deep hole (total depth of 6,940 ft [2,115 m]) shows that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister deposit. Samples from the base of the Rodeo Creek Formation immediately above the Roberts Mountain Formation (the location of many of the Carlin Trend deposits) are anomalous in gold, silver, arsenic and antimony, although the intersection is not of ore grade. The presence of this mineralization indicates that many of the criteria contributing to the formation of a “Carlin-type” deposit could be present beneath the Hollister-Hatter area.

     In addition, a re-interpretation of exploration information for the eastern half of the property in 2001-2002 resulted in the recognition of a second major structural trend on the Hollister property. The north-northwest trend of the newly identified major fault structures is the same as the principal ore-bearing structure at Ken Snyder (Midas deposit) and other mines in north eastern Nevada. This new structural trend provides potential to find significant, additional high-grade gold vein systems.

     To December 31, 2001, Great Basin completed a total of 205,440 ft (62,620 m) of drilling in 216 holes. Of this, 202,575 ft (61,745 m) in 205 holes were drilled in the area now known as the Hollister Development Block.

     The Hollister Development Block, comprises about 5% of the Hollister Property, hosts three main gold-silver vein systems - Clementine, Gwenivere and South Gwenivere. An initial drilling program by Great Basin at

– 28 –	Annual Information Form and Form 40-F

Hollister in January 1998 tested for vein systems related to the +30 oz. Au/ton (+1,029 g Au/tonne) core intercept encountered by Newmont in 1994. Using a N40E oriented fence of six vertical core holes at 25-ft (7.6 -m) spacing, Great Basin’s drilling crosscut high-grade intercepts in the northern area of the deposit; for example, hole IH004 pierced a very high-grade vein zone of 4.6 ft grading 11.13 oz. Au/ton and 103.4 oz. Ag/ton (1.4 m grading 381.6 g Au/tonne and 3,545.17 g Ag/tonne) within a thicker interval of 10.6 ft assaying 4.96 oz. Au/ton and 47.8 oz. Ag/ton (3.23 m at 170.06 g Au/tonne and 1,638.87 g Ag/tonne). Another intercept of 12.6 ft grading 1.64 oz. Au/ton and 39.0 oz. Ag/ton (3.84 m at 56.23 g Au/tonne and 1,337.15 g Ag/tonne) was intersected further down the hole.

     The 1998 drilling program encountered the first reported quartz-silver-selenide (selenium-bearing)-electrum (gold-silver alloy) veining reported in the Valmy Formation and the Hollister area. The first hole in the fence of drilling, IH002, intercepted a very thick banded, brecciated (broken up) and distinctively -textured fine grained quartz vein zone with minor disseminated sulphides. This style of veining had not previously been demonstrated in the upper plate Valmy rocks anywhere on the Carlin Trend. The similarities between Hollister and the Midas deposit prompted Great Basin to design an exploration program to test for lateral continuity of the newly discovered veins; significant results were obtained in all four holes drilled.

     Great Basin planned and implemented a two-phase program in 1999 to test the newly interpreted and defined multiple vein systems beneath the Hollister deposit; 59 holes totalling 47,830 ft (14,580 m) were drilled, resulting in the discovery and initial delineation of the Clementine and Gwenivere high-grade gold-silver vein systems over respective east-west strike lengths of 1,800 ft (550 m) and 1,000 ft (305 m).

     In 2000, 143 additional holes, totalling 141,830 ft (43,230 m) were drilled, outlining the Clementine system over a strike length of 3,000 ft (915 m), and the Gwenivere system over a strike length of 2,000 ft (610 m). A third system, called South Gwenivere, was also discovered and traced over at least 500 ft (150 m).

     In 2000-2001, Kappes, Cassiday and Associates conducted metallurgical testwork on three representative geo-metallurgical samples from the Hollister deposits. These are (1) banded quartz adularia illite with gold and silver in quartzite; (2) kaolinite mineralization with cryptic gold; and (3) banded quartz adularia illite vein with gold and silver in argillite.

     The work was carried out on fresh drill core samples composited at ALS Chemex Labs in Elko. A series of standard 96 hour, direct cyanidation, bottle-roll tests were completed with varying grind size, cyanide consumption and reactive carbon. Recoveries of 95% gold and 90% silver were achieved for quartzite-hosted veins at grinds of less than 106 microns in 48 hours with excess cyanide. Argillite hosted veins yielded recoveries of 96% gold and 94% silver at grinds of less than 62 microns in 24 hours under excess cyanide conditions. Recoveries of 97% gold and 92% silver were achieved in 48 hours for kaolinitic mineralization at the same grind and cyanide conditions as the argillite suite. The results of the milling studies conducted by Kappes Cassiday indicate the ore types likely to be mined at Hollister could be processed to commercially acceptable metal recoveries. Conventional crushing, grinding and Carbon-in-Leach sodium cyanide leach processing followed by carbon absorption would yield a high-grade gold/silver dore that would be refined to 99.999% pure gold and silver.

     In October 2001, Behre Dolbear & Company Ltd. was retained by the Company to audit Great Basin’s internal preliminary resource estimate for the high-grade epithermal gold-silver veins on the portion of the property now known as on the Hollister Development Block. Behre Dolbear’s work was supervised by James A. Currie, P.Eng., the independent qualified person for the estimate.

– 29 –	Annual Information Form and Form 40-F

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

      The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Mineral Resources – Hollister Development Block

Cut-Off			Silver		Contained Silver
(oz/ton)	Tons	Gold (oz/ton)	(oz/ton)	Contained Gold (ounces)	(ounces)

0.25	719,000	1.29	7.0	926,000	5,033,000

     The cut-off for this preliminary resource estimate was established by comparing it with other underground deposits being mined on the Carlin Trend and also by examining the grade distribution curve of the Hollister resource. A gold price of US$275/oz and a silver price of US$4.40/oz were used for the preliminary assessment in 2002 that showed that the positive economics, indicating that the cut-off was appropriate.

     The preliminary assessment below provides further details on the parameters used to establish 0.25 oz/ton cut-off for the resource estimate.

     Most activity since mid 2002 has been conducted by Hecla on the Hollister Development Block. Under the earn-in agreement, Hecla would advance the project through feasibility and, depending on the results of the feasibility study, to production. Work toward this, beginning with development of an initial access decline and underground drilling to establish measured and indicated resources, and including other engineering and environmental studies, is current underway. This work will also establish, among other things, a more definitive cut-off grade for the project.

     From August 2002-2004, the majority of that work was directed toward gaining permits for the underground exploration and development program. The Nevada Bureau of Land Management announced a finding of “No Significant Impact” and “Decision Record” in March 2004.

     The Hollister Development Block program was fully permitted on May 7, 2004. Hecla received authorization for physical work on August 20, mobbed to site and began physical work on September 15. The first portal blast occurred on October 22, 2004.

Recent Activity

2006 Preliminary Assessment

     A Preliminary Assessment is defined under CSA NI 43-101 as an economic evaluation that uses inferred resources. It is preliminary in nature and includes inferred resources that are considered too speculative geologically to have the considerations applied to them that would enable them to be categorized as mineral reserves; therefore, there is no certainty that the results indicated will be realized.

     Minefill Services, Inc. was commissioned to complete a review of project activities and update the preliminary assessment of the Hollister Property in conjunction with Great Basin Gold’s listing on the JSE Limited.

– 30 –	Annual Information Form and Form 40-F

The updated study used same mineral resource estimate as preliminary assessment that was done in a 2002 preliminary assessment; however, it included a review and update of the mining method and rate, some new information on metallurgical recoveries, updated mining, transportation and processing costs, and revised long term metal prices.

     The updated preliminary assessment indicates robust returns for a 520-ton per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems on Hollister Development Block. Key parameters and results for 100% of the project are summarized below:

HOLLISTER DEVELOPMENT BLOCK PROJECT
PRELIMINARY ASSESSMENT UPDATE AUGUST 2006
US dollars, Gold price: US$450/oz and Silver price: US$7.00/oz

Inferred Mineral Resource	719,000 tons grading 1.29 oz/ton gold and
(0.25 oz/ton cut-off)	7.00 oz/ton silver**

Production Rate	520 tons/day

Recoveries	95% gold
90% silver

Annual Production	150,000 oz gold
760,000 oz silver

Life of Mine Production	882,000 oz gold
4,529,000 oz silver

Start up Capital Cost	$41.3 million
Operating Costs
Mining	$55.00/ton
Toll milling	$55.00/ton
Trucking	$20.00/ton
General & Administration	$10.00/ton
Sustaining capital	$35.50/ton

Cash Cost	$213.25/eq oz1
Total Cost	$258.00/eq oz1
Life of Mine	5.9 years
Payback	1.2 years
Internal Rate of Return	78%
Net Present Value (5% discount)	$118.3 million

**Undiluted
1 Gold equivalent is calculated using the above gold and silver prices and the formula: Au-eq oz == Au oz + (Ag oz * Ag price/Au price)

     Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% IRR for metal prices of $400/oz for gold and $6.00/oz for silver to a 95% IRR for metal prices of $500/oz for gold and $8.00/oz for silver. The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% for variations in each of the capital and operating costs of +/- 20%. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million for variations in each of the capital and operating costs of +/- 20%. The preliminary assessment was completed by David Stone, P.Eng., an independent qualified person as defined by National Instrument 43-101. A technical report has been filed on www.sedar.com.

– 31 –	Annual Information Form and Form 40-F

Proposed Feasibility Study

     In 2006, the following activities to advance the HDB Project toward a feasibility study included:

  An infill drilling program and development of a geological resource model with a goal to establish measured and indicated resources;

  Underground test mining programs, including tests for split blasting, drifting and raising in the different vein systems;

  Rock mechanics investigations to assess the efficacy of backfilling and to test backfill materials;

  Mine planning, including evaluation of different options for a second underground access route (there is currently only one access decline);

  Assessment of underground water parameters and development of plans for dewatering and acquiring permits for dewatering;

  Evaluation of general infrastructure, mine services and transportation, in particular, shorter access routes;

  Completion of metallurgical test work and evaluation of ore treatment alternatives; and

  Development of the environmental and reclamation reports, and strategies for permitting that will factor into the overall project schedule.

Underground Development

     From October 2004 to December 2006, a total of 7,477 ft of development has been done to provide underground access and staging for underground drilling, test mining and bulk sampling programs.

Underground Workings Advance
	2006	Project to Date
HEADING	Advance (feet)	Advance (feet)
Portal		66
Decline		2,764
Lateral	1,522	2,021
Diamond Drill Stations	445	732
Miscellaneous Openings	639	1,249
I-Drift	644	644
Total Advance	3,250	7,477

     In 2006, 3,250 feet of development was done, including 644 ft in I-drifts; 310 ft of I-drifting was done on the Clementine veins and 334 ft on the Gwenivere vein.

     Drifting and sampling along the Gwenivere vein was completed in the first half of the year. The average grade of the vein along 160 feet sampled is approximately 0.87 ounces of gold per ton (29.8 grams gold per tonne) and 14 ounces of silver per ton (458 grams silver per tonne) over an average width of 3.5 ft (1.08 m, undiluted).

– 32 –	Annual Information Form and Form 40-F

     Additional drifting on the Gwenivere vein and the South and Central Clementine veins was completed in the fourth quarter to generate a bulk sample for metallurgical and mill testing. Approximately 5,000 tons of bulk sample was extracted and has been stockpiled on surface prior to testing.

Figure 3 Plan View of Underground Development at Hollister Development Block showing locations of
I-Drifts and drill holes on the Gwenivere and Clementine Veins

2006/2007 Drilling Program

     Approximately 55,000 ft of drilling was completed over the twelve month period ending February 2007. Drill holes were spaced at 100 ft centers to fill in gaps between surface drill holes. The underground drilling program was planned to increase confidence in the resource outlined by surface drilling.

     The drilling program was successful. Drill holes intersected more veins than originally anticipated. Correlation between surface and underground drilling helped to define the continuity of these newly interpreted veins. On the north side of the lateral development, two new veins have been defined over the entire strike length of the known Clementine vein system. On the south side of the lateral, the Gwenivere South veins were proven to be more continuous than originally interpreted and two new continuous veins were confirmed.

     Drilling on the Clementine vein system defined an area in the western portion of the veins where the development of the veins was not very robust. The top 100 to 200 ft of the vein on the western end is hosted in predominantly siliceous quartzite. Here quartz veins are not well developed and grades are accordingly lower than

– 33 –	Annual Information Form and Form 40-F

expected. This is not a global phenomenon as other areas hosted in quartzite have high grade intercepts in drill core with well developed veins.

     One important observation for the Clementine veins is that a high grade chute exists within the veins that trends easterly with a 30º plunge within the plane of the vein and is 100 to 300 ft wide.

     The outline for the feasibility study was finalized during the quarter, and Hecla began the process of identifying a consultant to review and compile the various studies to complete a final report. Various engineering and environmental studies were ongoing as well as a review of bonding and permitting requirements.

Surface Exploration

     A CDN$3 million surface exploration program was initiated by Great Basin Gold in August 2006. Targets have been outlined by gold values in historical drill holes, known mineral occurrences, favourable geology, or a combination of these factors.

     A 75 km geophysical survey was completed in the fall of 2006 to refine the targets prior to drilling. The surface drilling program was delayed due to the shortage of drills available for exploration work over the past year, but is now scheduled to begin in March 2007.

Sampling and Analyses

     The following is a summary of the sampling and analytical procedures for the samples taken in the exploration decline by Hecla during 2004 and 2005 programs:

     Samples collected from the project are stored in a secured facility until delivered by Hecla personnel to American Assay Laboratories (AAL) in Sparks, Nevada. Sample preparation consists of drying and jaw-crushing the entire sample to 70% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the sub-sample to 120-mesh using a vertical spindle pulverizer. Gold and silver determinations are by 2 assay-ton (60 g) fire assays and gravimetric finish. Laboratory QA/QC is monitored using Hecla coarse reject blanks, Hecla assay standards, duplicate fire assays as well as AAL’s internal standards and blanks. Two coarse reject “blanks” (quartz vein material assaying nil-0.1 oz gold/ton), and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to delivery of the samples to the laboratory. AAL inserts one assay standard and one assay blank into the sample stream. Two of Hecla’s sample pulps, chosen at random by AAL, are assayed in duplicate. QA/QC results were within acceptable limits.

Plans for 2007

Hollister Development Block

The recommended program in the March 2007 technical report recommends:

  Completion of the resource model based on the 55,000 ft drilling program (to February, 2007) and a new resource estimate.

  Assuming that measured and indicated resources are established, complete an initial feasibility study by end of second quarter 2007.

  The continuation of underground drilling to further delineate the vein deposits and also to do condemnation drilling in the area of the planned underground infrastructure.

  Continue with mine permitting activities.

– 34 –	Annual Information Form and Form 40-F

  Continue with the establishment of surface infrastructure, e.g. power lines, haul roads, rapid infiltration basins, backfill plant, offices, warehouses etc.

  Purchase mobile equipment required for advanced pre-production work and production.

  Develop underground infrastructure.

     A drilling program to follow up on additional veins discovered during the 55,000-foot program has been initiated. The 53,450 ft drill program, from the existing underground infrastructure is aimed at obtaining data in any remaining gaps within the known veins and to test areas outside known areas for more undiscovered veins. Historical drill data from surface indicates anomalous intersections in the vicinity of the planned drilling. The drilling is not essential to the completion of the feasibility but will test immediate growth potential of the currently defined resource.

     The proposed budget is $43.8 million to cover all the work recommended for the described program that would take place in 2007-2008.

Surface Exploration – Entire Property

     Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the HDB and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the HDB area.

(2)	Burnstone Project, South Africa

Property Agreements

     Great Basin entered into an option agreement dated November 5, 2002 (the “Agreement”) to purchase 100% of Southgold, a privately held South African corporation that holds rights to purchase part of the Burnstone Project. Great Basin exercised the option in two tranches in April 2003 and January 2004, and, with the GFL-Randex rights discussed below, now holds, other than as indicated below, a 100% interest of the reserve category gold ounces and an approximately 94% interest of the additional measured and indicated mineral resources in the area covered by the Burnstone Project through its subsidiary Southgold with the remaining 6% under option from Puma as described in Item. 4. Although Southgold's prospecting rights cover the whole area of the Burnstone Project, Southgold holds less than a 100% undivided interest in relation to certain of these prospecting rights. However, to the best of our knowledge and belief, and after due and careful enquiry, we are not aware of any third party having lodged an application in respect of the remaining undivided interest in such prospecting rights. We are currently in the process of taking steps to secure the remaining undivided interest in such prospecting rights through applicable South African mining law procedures. In the unlikely event of any applications having been lodged by any third parties prior to securing our remaining interest through these procedures, we intend taking any steps that may be necessary so as to acquire such remaining interests should this in fact prove necessary at a later date, including the possibility of entering into negotiations with such third parties.

     Upon signing the Agreement the Company paid US$1.25 million ($2,007,561) to the former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the former Southgold Shareholders in two staged tranches.

     The Great Basin shares issued to the former Southgold Shareholders pursuant to the two tranches and the settlement agreement (described below) are subject to voting restrictions in the Option to Purchase Agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30,

– 35 –	Annual Information Form and Form 40-F

2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement. The former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company although only one currently serves on the Board (Mr. Cooke).

     As described in Item 4, In July 2006, the Company settled all remaining potential obligations to the former Southgold Shareholders under the Option to Purchase Agreement pursuant to a settlement agreement dated May 26, 2006, and issued 4 million Great Basin common shares 2 million Great Basin share purchase warrants. The agreement extinguished certain additional consideration that the Company had to pay the vendors based on the number of gold ounces independently estimated for the Burnstone Project in a feasibility study , and also settled any potential claims by the Southgold vendors in connection with their entitlement to a share of the consideration that could become payable to the Company by a BEE partner as part of the anticipated arrangements whereby the BEE partner would acquire an interest in the Burnstone Project as contemplated by BEE legislative initiatives in South Africa.

     The Company's mineral rights, other than those acquired from GFL and Randex (discussed below), were held under option with "old order" mineral right holders, the State, or Municipalities. The Company has converted the "old order" rights to "new order" rights. Certain of the mineral right options were later amended to extend the options and it was acknowledged that the Mineral and Petroleum Resources Development Act was likely to become effective during the existence of the options. The amendments also provided that should the mineral rights lapse during the period of the options so that the Company is not able to exercise the option to purchase the mineral rights, the Company would nevertheless pay the purchase price should a mining right be granted to the Company by the Department of Minerals and Energy over these properties. The potential purchase price was originally estimated at the time of listing on the JSE to be ZAR4,901,885, but is now estimated to be ZAR7,716,715 (approximately $1,275,573) for all rights granted to date.

     In October 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totalling 11,563 hectares within the Burnstone Project which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a NSR ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights.

     The application for the granting of one new order prospecting right adjacent to the Burnstone Project is still pending. The prospecting rights for the Burnstone Project cover an area of approximately 30,000 hectares.

     As described in Item 4, in February 2007 we entered into a financial agreement to achieve compliance with BEE legislation. The definitive agreements in furtherance of the framework agreement are currently in progress and unlikely to be completed and finalized for a number of months.

Access, Climate and Physiography

     The Burnstone Project is located about 80 km (50 mi) southeast of Johannesburg and just east of Balfour, in the Mpumalanga Province of the Republic of South Africa (Figure 4). The property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 ft). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July-August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and hailstorms also occur.

     The project is located close to a major highway; several roads cross the property, which access the village of Balfour. The property is also crossed by national Eskom grid power lines and by two rail lines, one being the main Johannesburg, Durban trunk line. The Rand Water Board trunk water main into Balfour has excess pipeline capacity sufficient to service the mine/mill needs.

– 36 –	Annual Information Form and Form 40-F

Figure 4 Geology of Witwatersrand Basin and Location of Burnstone Project

Mineral Rights Holdings

     Southgold and Great Basin have been actively securing additional land holdings in the area, and divesting their interest in lands of little geological merit. As a result, the property now encompasses approximately 30,000 hectares (85,633 acres).

     The project is situated on portions of 32 farms, including portions of 6 farms that are contiguous over the Area 1 (Rietbult Estates 505 IR, Vlakfontein 556 IR, Brakfontein 513 IR, Vankolderskop 547 IR, Balfour 557 IR, and Bantoedorp 555 IR) and Area 2 (Vankolderskop 547 IR, Dagbreek 551 IR, Rietvalei 546 IR, Rustfontein 548 IR, Springfontein 549 IR, Vlakfontein 556 IR, Brakfontein 513 IR, and Vankolderskop 550 IR) deposits, as shown in Figure 5.

     Any further surface rights required will be acquired in accordance with South African mining land tenure regulations should the Burnstone Project proceed to development.

– 37 –	Annual Information Form and Form 40-F

Figure 5 Burnstone Mineral Rights Ownership

– 38 –	Annual Information Form and Form 40-F

*The right to explore and acquire mineral rights on portions of the farm Doornhoek 577 is optioned to us until June 21, 2007 and requires that we pay an option exercise price of US$8 per ounce of the estimated total gold content on these portions as determined by an independent study. We believe these farms represent approximately 435,000 of the ounces in the additional measured and 29,000 of the ounces in the additional indicated categories at Burnstone, using a 400 cmg/t cut-off.

Property Geology

     The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga [billion years ago]) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma [million years ago]) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

     The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or ”reefs”, in local mining terminology), hosted by within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

     The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

     The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Project. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

     An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone Project that appears to be associated with a large braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four kilometres apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 35cm.

Exploration History

     Gold exploration and development commenced in the South Rand goldfield in 1887 and several small mines operated there between 1892 and 1962. The activity has followed improvements in the gold price, except in the late 1960s when a high uranium price revived interest in the area for potential gold-uranium production. Exploration drilling in the Burnstone Project area was conducted intermittently during the period 1974 to 1993, initially by Union Corporation, and later by Gencor. During this period, six holes were also drilled by Anglovaal Mining Limited.

– 39 –	Annual Information Form and Form 40-F

     Southgold acquired the Rietbuilt Estates ground in 1999, and then acquired Gold Fields’ Burnstone Project and the related Avmin ground in 2000. In 2000, Southgold acquired a significant number of surrounding properties that were held by private individuals. Eighteen boreholes were drilled by Southgold between 1999 and July 2002. Prior to August 2002, Southgold commissioned Global Geo Services (Pty) Ltd to estimate the mineral resources of Area 1 and 2, located in the north-central part of the property.

     In August 2002, Great Basin commissioned GeoActiv (Pty) Ltd to complete a geological review of the project and resource estimates for Area 1 and 2, and Behre Dolbear & Company to review the engineering considerations for the Burnstone Project. The Mineral Corporation completed a Scoping Study of the Burnstone Project Area 1.

     Great Basin acquired the right to purchase Southgold in November 2002 and commenced a drilling program in January 2003. Great Basin drilled approximately 65,190 m (214,000 ft) in 101 master holes and deflections on the property in 2003. Thirty holes were drilled at Area 1 from January-April, and expenditures met Great Basin’s initial US$1.5 million commitment. Great Basin’s staff and South African consultants compiled new data from drilling with historic information, and updated the geological model for the Area 1 deposit, and Behre Dolbear estimated the Area 1 mineral resource in June 2003.

     From July to December 2003, two phases of drilling were done and engineering studies for underground development of the Area 1 deposit were initiated. Fifteen holes were drilled in Area 1, 42 holes in Area 2 and 14 holes in Area 3, located south-east of Area 2. The Area 1 drilling program focused on defining the location of faults in the deposit. Area 2 drilling was to further define and delineate the gold deposit so that it could be incorporated into the development planning underway on Area 1. Drill holes in Area 2 were spaced at 400-1,000 m (1,310-3,280 ft) over an area of 3.5 km by 3 km (2.2 mi by 1.9 mi). At Area 3, holes were mainly drilled at 300 m (985 ft) spacing along two fences, 500 m (1,640 ft) apart.

     The 2004 program in Area 1 focused on refining the location of structures, and decreasing the drill spacing in portions of the deposit The Area 2 deposit was drilled at a spacing of 350-700 m (985-2,300 ft) over an irregular area of 3 km (1.9 mi). In June 2004, the Company announced updated resource estimates for Area 1 and Area 2 based on drilling to April. In Area 1, estimated measured and indicated resources were 29.2 million tonnes grading 5.73 g/t, containing 5.4 million ounces of gold at a 350 cmg/t cut-off were used as the basis for the pre-feasibility study for Area 1, completed in November 2004.

     The Pre-feasibility indicated that an underground mine developed at Area 1 could produce an average of 236,000 oz of gold, annually, over a 12-year mine life. All monetary units were in 2004 US$ and South African Rand (ZAR), with ZAR:US$ exchange ratio of 7:1. At a gold price of US$375/oz, the pre-tax and 100% equity-financed economic model forecasted the net present value (NPV) at a 5% discount of US$175 million and an internal rate of return (IRR) of 24% for an underground operation utilizing a conveyor system. The estimated capital cost was US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold was estimated to be US$187/oz.

     From January 2003 to October 2004, Great Basin drilled 125,000 m (410,100 ft) of NQ core in 193 drill holes in Areas 1-4. This work revealed that gold-bearing areas 1-4 are all part of one gold deposit, with several areas of gold concentration; hence, all of the mineral resources are tallied together. A resource estimate was announced in February 2005 that was superseded by an estimate in December 2005, done in conjunction with the Burnstone Feasibility Study, further detailed below under Estimates of Mineralization.

– 40 –	Annual Information Form and Form 40-F

Sampling and Analysis

Historical Drilling

     All drilling on the project has been in core holes. Highly detailed and informative drill logs, including down-hole survey records, are available for most historic holes. The core was sampled by being sawn in half with a diamond saw, and so half cores are remaining. GeoActiv states that it can confidently be assumed that the geographic location or the collars of all drill holes were determined by a qualified land surveyor, using the best equipment available at the time of surveying. A qualified land surveyor using modern equipment for the SG series drill holes surveyed collar positions. Down-hole survey records are available for most historic drill holes and numerous drill hole collars were surveyed by qualified surveyors.

     All historic drill holes within the Project area were drilled vertically from their collars. Up to six deflections were wedged off these holes in order to increase the number of reef intercepts for each set-up. For the Gencor holes, coring commenced at depths where solid core could be obtained, except when drilling past the top parts of wedges. Most historic holes and the recent SG-series are BX or BQ size.

Great Basin Drilling

     Between January 2003 and December 2004, Great Basin completed 193 primary boreholes and 611 wedged holes on main gold trend on the property. Sixty primary holes and 179 wedged holes were not assayed, and 13 of the primary holes had been abandoned. Prior to the 2004 program, an average of three deflections were drilled from each primary hole, to increase the sampling of the Kimberley Reef in each location. The 2004 program included a primary hole along with an average of 5 deflections. The purpose of the two additional deflections was to provide samples for mining and metallurgical studies. In 2005, the Company drilled an additional five holes, totalling 4,754 m (15,597 ft), on the main Burnstone gold trend and 36 short holes, totalling 3,484 m (11,430 ft), in the area of the old Roodepoort-Kildare mine.

     Drill core was boxed at the drill and shipped daily to the secure logging facility at Balfour, South Africa. At Balfour, the drill core was photographed, geologically logged and selectively sampled. A detailed protocol established by GeoActiv (Pty) Ltd. was used to ensure sampling of the primary target Kimberley Reef rock cores was done correctly and the pertinent sampling information recorded for resource analysis studies. Digital photographs were taken of each box of core and the images archived on CD-ROM.

     Core recovery is generally very good, averaging 99.7% for the sampled intervals, 97.6% of which have 100% recovery. In addition to this, numerous specific gravity measurements were taken prior to sampling from marked intervals in the Kimberley Reef and surrounding wall rocks.

     Samples are shipped to SGS Lakefield Research Africa (Pty) Limited (SGS) of Johannesburg, South Africa for sample preparation and analysis. SGS analysed triplicate 50 g samples lead collection fire assay with Atomic Absorption Spectrometry (AAS) or Gravimetric finish. Silver is analysed by AAS; sulphur by Leco Furnace; Uranium by X-Ray Diffraction and trace elements by Total Digestion ICP-OES. Acme Analytical Laboratories Ltd. (Acme) of Vancouver, Canada analyzed the check samples. Overall, the results are good, lending credence to the accuracy of the analytical results.

Quality Control

     Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in a locked and secured Southgold building prior to deliver to the analytical laboratory. In addition to the regular mainstream samples, quality control/quality assurance (QAQC) samples were inserted in the sample stream by GeoActiv at Balfour for preparation and analysis at the analytical laboratory. Standard reference samples were inserted as pulps, and blank samples (taken from the overlying drab quartzite) were inserted as half core splits within

– 41 –	Annual Information Form and Form 40-F

the regular sample number sequence. The identities of the standards and blanks were not revealed to analytical laboratory. Duplicate samples were selected and shipped to a second laboratory for analysis.

Security of Samples

     The older cores and records are currently stored at the Gold Fields Geological Centre and core storage facility located at Oberholzer, South Africa, located immediately north of the town of Carletonville. Materials from the latest drilling program by Southgold and all drilling by Great Basin are stored in a facility at Balfour.

Recent Exploration

2006 Feasibility Study

     Positive results were received from a Feasibility Study of Area 1 of the Project in May 20061. The Study used measured and indicated mineral resources outlined by drilling on the Burnstone Project to December 2005 which, at a 400 cmg/t cut-off, are 29.0 million tonnes grading 7.63 g/t, containing about 7.1 million ounces. Of these, 19.8 million tonnes grading 9.22 g/t are measured and 9.2 million tonnes grading 4.20 g/t are indicated. These Mineral Resources include the Mineral Reserves in the Table below.

     The Proven and Probable Mineral Reserves (tabulated below) are fully diluted and take into consideration all mining factors, and are stated according to Canadian standards. The average reef channel width is of the order of 35 cm. As it is not possible to mine at these widths a stope width of 90 cm has been applied, where the reef channel width is higher that 90 cm then stope widths applied are also higher to suit. Additional dilution has been applied for planned and unplanned dilution. Planned dilution is added to account for development of access ways within the narrow ore body and is equivalent to 11 cm of additional mining height. Unplanned dilution is added to account for falls of ground, poor mining practice, etc an estimate of 10 cm of additional mining height across the ore body has been allowed for this. The total effective mining height or “tramming width” is therefore 111 cm. Of this 111 cm tramming width the reef width of 35 cm makes up 31.5% of the tonnage, the additional 55 cm to make up the stope width accounts for 49.5% of the tonnage, planned dilution accounts for 10% and unplanned dilution 9%.

     Key parameters and results of the Study on a 100% Project basis are tabulated below.

Burnstone Project – May 2006 Feasibility Study Results Pre-tax results, Gold Price of US$450/oz, 100% ownership and 100% equity finance ZAR/US$ exchange rate of ZAR7.00 = US$1.00
Proven & Probable Reserves (4 g/t cut-off)	15.9 million tonnes grading 4.65 g/t**, containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces at full production
Life of mine gold production	2.26 million ounces
Mine life	14 years including 4 years pre-production
Full Employment	2,000 people

___________________________________
1 Geology and mineral resources were prepared for the Feasibility Study by H Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd. Mineral Reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng. Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM. Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr,Eng., of Knight Piesold. Compensation and benefits recommendations and social and human resources aspects were mainly developed by Remchannel (Pty) Ltd. and Naledi Development (Pty) Ltd., respectively. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. The compiled data was provided to Behre Dolbear & Company to complete a review and the 43-101 feasibility report. Work by Behre Dolbear was completed by Derek Rance, P.Eng.

– 42 –	Annual Information Form and Form 40-F

Burnstone Project – May 2006 Feasibility Study Results Pre-tax results, Gold Price of US$450/oz, 100% ownership and 100% equity finance ZAR/US$ exchange rate of ZAR7.00 = US$1.00
CAPITAL COSTS	ZAR (millions)	US$ (millions)
Mine	800	114.3
Mill	160	22.8
Tailing & Rock Storage	38	5.3
Main Water supply	15	2.1
Total	1,013	144.5
OPERATING COSTS	ZAR/t milled	US$/t milled
Mining	215.09	30.73
Milling	33.36	4.77
Administration	2.00	0.29
Community	3.78	0.54
Social Costs	2.18	0.32
Total	256.41	36.65 (rounded)
CASH COSTS	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42
All-in Costs	72,714	323.11
PRE-TAX CASH FLOW	ZAR (millions)	US$ (millions)
Average annual	183	26
Life of Mine	2,006	287
FINANCIAL RESULTS	ZAR (millions)	US$ (millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%
**diluted

     Sensitivity analyses done on several of the key parameters for the Project indicate a robust financial result for the project, which is more sensitive to changes in exchange rate and gold price than to changes in capital and operating costs.

Mine Plan

     The Feasibility Study mine plan mainly is based on the mineral resources in the portion of the deposit previously known as Area 1. This is considered a first phase mine plan. Later development of additional mineral resources is expected.

     The Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining, utilizing a combination of decline and vertical shaft for access. Development will occur in two phases. A 4.5 -m wide by 4.8 -m high decline will be developed, first, to enable early access to allow a 26,000 tonne bulk sample to be extracted and processed. Secondly, a 7.5 -m diameter vertical shaft will be developed and commissioned. For full production, men and equipment will use the decline for access and the shaft will be used for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people.

     The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, semi-autogenous grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.2 million ounces expected to be recovered over the 14 year mine life.

– 43 –	Annual Information Form and Form 40-F

Underground Development

     Following the receipt of the Feasibility Study, the Company immediately initiated the process to secure permits and begin site preparation for the exploration decline.

     Great Basin Gold started the first phase of the development program recommended in the May 2006 Feasibility Study with the establishment of infrastructure on site to facilitate decline development. On July 7, 2006 the portal construction began and on August 11, 2006 the decline development commenced. Site offices, warehouses, settling ponds, power lines and water feed systems are in place. The decline has been excavated to 550 m in length.

Recent Drilling

Outlying Areas

     From March 2005 to August 2006 exploration focused on exploring the other areas or potential within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining had been done, as well as the Kimberley Reef, Bird Reef and Scattered Reef zone on Roodepoort 598IR. Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas. Thirty-six core holes were drilled to August 2005 and a further 21 holes to August 2006, on the Roodepoort and Rietfontein farms with mixed results. No material resources were defined.

Resource Area

     From August 2006 to January 2007, an additional 15 drill holes were completed to increase confidence levels in the Resource Area (particularly, Area 1 and Area 2) to increase resources and reserves. The mineral resources for the project were updated, based on the results from the initial nine holes from that program, and announced in January 2007.

Estimates of Mineralization

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

     This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

     This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. U.S. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

– 44 –	Annual Information Form and Form 40-F

Burnstone Project Mineral Resource Estimate Update
January 2007 at 400 cmg/t cut-off
		Grade	Contained Gold
Category	Tonnes	(g/t)	(ounces)
Measured	21,045,000	9.69	6,555,000
Indicated	8,246,000	4.28	1,135,000
Measured & Indicated	29,291,000	8.17	7,690,000	*
Inferred	836,000	15.18	408,000

*

Included in the table are approximately 435,000 ounces in the measured category and 29,000 ounces in the indicated category which relate to lands referred to as Doornhoek IR and are optioned to Southgold, Great Basin's wholly-owned subsidiary, until June 21, 2007.

Plans for 2007

     Additional drilling is recommended to the southwest of Area 1 (Area 4). Approximately 15,000 m is planned to be drilled at 600 m centres with the objectives of expanding the known resources and identifying new areas of interest at a cost of ZAR15,000,000 (C$2.4 million).

     The two stage underground access and development program will continue. The planned decline will be 2,180 m when completed. The bulk sample program is scheduled for completion in the second quarter of 2008.

(3)	The Casino Property, Yukon Territory, Canada

     Great Basin owns a 100% working interest (subject to 5% net profits royalty) in the Casino Property, a large tonnage low-grade copper-gold-molybdenum property located in northern Canada. Due to the uncertainty of recovery of amounts spent acquiring and exploring the Casino Property, Great Basin wrote down the property to a nominal carrying value of $1.00. Great Basin has entered into option agreements regarding a portion of the Casino Property (see Property Agreements).

Location and Access

     The Casino porphyry gold-copper-molybdenum deposit is situated at 62 degrees 43' north latitude and 138 degrees 49' west longitude. It is located 300 km (190 m) northwest of Whitehorse, the capital of Yukon Territory, Canada at an elevation of 1,200 m (3,935 ft) above mean sea level in the Dawson Range. The Alaska Highway is 120 km (74 mi) to the southwest and the Klondike Highway is 105 km (65 m) to the east. Access to the Casino Property is by wheeled aircraft to the existing property landing strip; via a 225-km (140-mi) winter tote road from Burwash Landing on the Alaska Highway; or via river barge along the Yukon River from Dawson City (200 km or 125 mi). The setting of the property consists of lightly vegetated hills and a few low mountains. The area has cold dry winters and warm dry summers.

Mineral Claims

     The Casino Property comprises 161 mineral claims, comprising 2,318 hectares (5,728 acres). Of these, two claims are in good standing until 2011, five until 2010 and the remaining claims are in good standing until 2009.

Property Geology

     The deposit was discovered from geochemical, geophysical and geological surveys, indicating the presence of a large copper-gold-molybdenum geochemical anomaly centered over a late Cretaceous breccia complex. This

– 45 –	Annual Information Form and Form 40-F

has since become known as the Casino breccia complex. The mineral deposit lies within an unglaciated region of the Yukon with a mature topography and deep surficial weathering. Drilling has shown that there is a vertical zonation in gold, copper, and molybdenum within the Casino breccia complex. Zones include leached cap, supergene (enriched) and hypogene (primary sulphide) zones of mineralization. Geological logging of drill core has shown the presence of a large, typical porphyry-type, hydrothermal alteration facies with a central gold-copper potassic (potassium-feldspar-biotite-magnetite) facies in the Casino breccia complex. Gold-copper-molybdenum mineralization occurs within an approximately one square km (0.386 square mi) area centered on Patton Hill.

Exploration History

     The Casino deposit is a bulk tonnage porphyry copper deposit with significant gold and molybdenum values. The deposit area has not been eroded by glaciation and, combined with the high degree of fracturing and permeability in the rocks has resulted in deep weathering and development of distinct mineral zones. Commencing from surface, the uppermost zone is a leached gold zone from which most of the copper has been leached away by descending groundwater. A copper-enriched, supergene gold-copper zone underlies the leached zone; copper from the leached zone was redeposited in the supergene zone. Below the supergene zone is the hypogene zone, which contains primary gold, copper, and molybdenum mineralization that has not been affected by surface weathering or supergene enrichment.

     In 1991, Big Creek Resources Ltd. and Archer, Cathro and Associates (a mining consulting firm with common principal and shareholders of Big Creek) optioned the Casino Property from Casino Silver Ltd. In 1992, Archer, Cathro commenced a drilling program with an objective of establishing the gold content of the deposit. Drilling of 4,729 m (15,515 ft) of large diameter HQ core in 21 vertical holes was completed in the central portion of the known mineral deposit, primarily filling between old drill holes. Due to larger sample size, better core recovery, and improved assaying methods, significant gold, copper and molybdenum grades were verified over the area drilled.

     During 1993, Pacific Sentinel conducted an intensive, large diameter diamond drilling program comprising 50,530 m (165,785 ft) of drilling in 107 test holes on a systematic grid layout at 100-m (330 ft) centers over a portion of the Casino Property. The drilling program confirmed that the Casino deposit measures approximately 790 m (2,600 ft) north-south, 1,280 m (4,200 ft) east-west, and averages 355 metres (1,160 ft) thick. Overburden, averaging 7.9 m (26 ft) thick, overlies an oxide gold zone that averages 70 m (230 ft) in thickness. Underlying the copper leached gold zone is a copper enriched supergene blanket averaging 60 m (195 ft) thick. A primary gold-copper-molybdenum mineralized hypogene zone, averaging 230 m (760 ft) thick, lies below the supergene zone.

     In 1994, Pacific Sentinel spent approximately $4.5 million completing an infill, delineation and geotechnical drilling program on the Casino Property comprising 18,040 m (59,180 ft) of large diameter diamond drilling in 108 holes. Infill drilling verified the continuity of mineralization of the three principal zones. Total drilling conducted by Pacific Sentinel on the Casino Property is 68,565 m (224,950 ft) in 215 large diameter holes and the overall mineral deposit has been defined for the purpose of open pit mine planning. In addition, geotechnical drilling to evaluate pit wall stability and sites for heap leaching, tailings, waste rock storage and plant facilities has been completed for mine engineering and design purposes.

Estimates of Mineralization

     The Casino Property hosts a deposit with a large mineral resource. The resource was estimated in May 1995 and therefore should be considered a historical resource estimate as defined under National Instrument 43-101.

     Details on the sampling and analytical programs undertaken by the Company during exploration programs in the 1990’s are described in the Company’s 2003 Annual Information Form, filed at www.sedar.com.

– 46 –	Annual Information Form and Form 40-F

Environmental and Socioeconomic

     An environmental baseline program was initiated in July 1993 to investigate the environmental aspects of the Casino Property and surrounding area. This program includes the documentation of local vegetation, wildlife, fish, climate and hydrology. Great Basin has not encountered any unusual environmental concerns for the Casino Property. To date, the Casino Property has not been affected by any Aboriginal land claims.

ITEM 6.	RISK FACTORS

     An investment in our securities is highly speculative and subject to a number of risks. A prospective purchaser of our securities should carefully consider the information described in this AIF.

General Mining Risks

There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the Securities and Exchange Commission.

     The mineralized material at our properties is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but no part of any of our properties’ mineralization is yet considered to be a reserve under United States mining standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve.

The exploration for and development of mineral deposits involves significant risks.

     Mineral resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore at the Hollister Property, but we have a feasibility study that outlines mineral reserves at the Burnstone Project. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

     The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in us not receiving an adequate return on invested capital.

     The figures for mineral resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

     The significant risks of mineral exploration to which we are subject include risks relating to exploratory drilling. Due to the worldwide upturn in the mineral exploration industry, it has become more difficult for

– 47 –	Annual Information Form and Form 40-F

companies exploring for minerals to secure drilling rigs and drilling personnel on a timely basis. In addition, costs relating to exploratory drilling are currently rising. We may not be able secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

Our properties have not produced any commercial reserves or ore body.

     Our mineral projects, including the Hollister Property and the Burnstone Project, are in the exploration stage as opposed to the development stage and there is no known body of commercial ore at the Hollister Property, but we have a feasibility study that outlines mineral reserves at the Burnstone Project. Although we believe that the available exploration data is encouraging regarding these properties, there can be no assurance that a commercially mineable ore body exists or is extractable on any of our properties. There is no certainty that any expenditure made in the exploration of our mineral properties will result in the discovery or extraction of commercially recoverable quantities of ore. Such assurance, for the Hollister Property in particular, will require completion of a feasibility study and, possibly, further associated exploration and other work that concludes that a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, we will be required to raise substantial additional funding.

A substantial or extended decline in gold prices would have a material adverse effect on our business.

     Our business is dependent on the price of gold (for the Burnstone and Hollister projects), which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  Sales or leasing of gold by governments and central banks;

  A strong U.S. dollar;

  Global or regional recession or reduced economic activity;

  Speculative trading; and

  Decreased demand for industrial uses, use in jewellery or investment.

     If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we may lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is subject to potential claims by third parties claiming an interest in them.

     Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We are not able to obtain insurance for many of the risks that we face.

     In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high

– 48 –	Annual Information Form and Form 40-F

premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

     We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products resulting from exploration and production) has not been generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

Risks More Specifically Relating to the Hollister Property

Investors should not place undue reliance on the preliminary (economic) assessment prepared for the Hollister Development Block

     The Preliminary Assessment for the Hollister Development Block was prepared to broadly quantify the project’s capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project’s likelihood of feasibility and optimal production rate. It was not prepared to value the project, nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is typical at this stage of a project, data is incomplete, and estimates were developed based solely on the expertise of the individuals involved, as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of reliance on subjective judgment.

     The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001(and filed as part of a May, 2002 report at www.sedar.com). Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or regarding the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not suitable. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured on a timely basis or at all. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold of US$450/oz and silver of US$7.00/oz. ; however the April 2007 technical report provides pre-tax sensitivities for a range of gold prices. Prices for these metals are historically volatile, and we have no control of or influence on those prices, which are determined in international markets. There can be no assurance that the prices of these metals will remain at current levels or that they will not

– 49 –	Annual Information Form and Form 40-F

decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in our cost of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those typical of large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Risks More Specifically Relating to South Africa and the Burnstone Project

General

     A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary.

     South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of any subsidiaries, which may be formed by us from time to time, with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately doing away with exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

Investors should not place undue reliance on the Burnstone Feasibility Study

     The Burnstone Feasibility Study prepared on the Burnstone Project was prepared to quantify the Burnstone Project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships. The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Project. The mineralized material at the Burnstone Project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone Project’s mineralization is yet considered to be a reserve under US Securities and Exchange Commission standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve under such standards. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods proposed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there can be no assurance that required permits can be secured on a timely basis or at all. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term price levels for gold of US$450/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times

– 50 –	Annual Information Form and Form 40-F

during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.

Changes in mining legislation could adversely affect our operations.

     Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In order to maintain security of tenure of our mineral properties, we will be obliged to comply with the MPRDA, the associated regulations and the socio-economic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

Receipt and retention of prospecting and mining rights cannot be guaranteed.

     Although we have successfully converted most of our old prospecting rights to new order prospecting rights and have the exclusive right to apply for new order mining rights, there is no certainty that such rights will be granted. In addition, new order prospecting or mining rights may be suspended or cancelled where the DME, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

Non-compliance with black economic empowerment initiatives could affect our ability to secure mining rights.

     We are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socio-economic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

     In October, 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

– 51 –	Annual Information Form and Form 40-F

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

     The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within ten years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis. The sale of such equity or ownership to HDSAs will dilute common shareholders’ interest in us or the Burnstone Project.

     Regarding the proposed February, 2007 BEE transaction with Tranter in the framework agreement described in this AIF, there is a risk that the transaction may not be concluded for a number of reasons, including the need for an approval by the DME of the proposed transaction structure (which contemplates the potential equity purchase of our common shares or a shareholding in Southgold) and the need of Tranter to secure the requisite funding for the transaction. Until such time as we have concluded definitive transaction agreements with Tranter to the satisfaction of the DME and other government authorities, resulting in Tranter’s acquisition of a participation interest in the Burnstone Project, we will not be a competent applicant in terms of the new mining legislation in South Africa to secure the licenses we need to conduct mining activities at the Burnstone Project.

     Furthermore, in the event of our transaction with Tranter proceeding to completion, since each application for a mining license is treated by the DME on its own merits, we have no way of determining or predicting the restrictions or conditions that the DME may impose on the grant of our mining licenses, including (in the event of Tranter’s equity participation at the Great Basin Gold Limited level) the minimum level of shareholding, if any, that Tranter would be required to hold in this company in order to achieve BEE compliance. Even if the South African governmental approvals are obtained and the framework agreement is concluded, we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could result in our non-compliance if, as possible examples, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares to be purchased by it under the framework agreement, or if our BEE partner is diluted out of or otherwise loses its interest in such shares or in any interest it may acquire in our Southgold subsidiary.

     In addition, mineral rights to 6% of the measured and indicated mineral resources are held by Puma and have been optioned to us. The option granted by Puma is currently valid until June 21, 2007, but is under further negotiation. We will need to exercise the option in order to secure rights in these farms in the long term.

We could face substantial financial costs due to the environmental impact of our mining operations.

     Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially s.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

– 52 –	Annual Information Form and Form 40-F

     Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DME, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

     Under the National Water Act, 1998, the owner of land, controller or occupier of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

     The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Foreign investments and operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions.

     We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

     Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

The impact of the South African Royalty Bill is not presently known.

     In 2003, the South African government presented the South African Parliament with the Mineral and Petroleum Royalty Bill, which proposed a royalty payable to the South African government for gold production at a rate of 3% of revenues from the sale of gold. In September, 2006, the South African government issued a proposal to alter the proposed royalty rates to 1.5% for refined gold. The legislation has not yet been passed but is scheduled to become effective in 2009. It is currently not certain what the Act of Parliament resulting from the Mineral and Petroleum Royalty Bill will contain and what the effect of any resulting legislation will be.

     Due to this uncertainty, we are unable to definitively assess the impact on our future operations. We may be adversely affected, as increased royalty fees may reduce the viability of our projects.

Actual infrastructure costs may increase from those reported in the Burnstone feasibility study.

     Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Burnstone feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

– 53 –	Annual Information Form and Form 40-F

We may be unable to obtain adequate financing on acceptable terms.

     The Burnstone Project will require major additional financing, most likely through a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations.

     We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

     Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders.

     We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume fluctuations and the market price for our common shares after this offering may drop below the price you pay.

     In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

We have no history of earnings and no foreseeable earnings.

     We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs.

– 54 –	Annual Information Form and Form 40-F

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders.

     We may issue additional common shares in the future pursuant to a number of existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

     Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

     Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with AMEX corporate governance requirements under an exemption in the AMEX rules that permits us to follow Canadian governance requirements.

We believe that we will be classified as a PFIC for U.S. federal income tax purposes.

     We believe that we will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. This will result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder, including having gains realized on the sale of our common shares and warrants treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us.

     We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares and the exercise, disposition, and lapse of warrants, as may apply to your particular circumstances.

Risks Relating to Financial Matters

We may need to raise additional financing in the future to fund our exploration and development program.

     Further exploration, development and construction of our mineral resource projects in Nevada, USA and South Africa will require additional capital. In addition, a positive production decision on either of our current exploration and development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of our properties will depend upon our ability to obtain financing through the equity financing, joint venturing of projects, debt financing or other means. There is no assurance that we will be successful in obtaining the required financing on terms acceptable to us, if at all.

We may incur losses associated with foreign currency fluctuations.

     We operate in a number of jurisdictions outside of Canada, namely the U.S. and South Africa, and incur certain expenses in foreign currencies. We are subject to fluctuations in the rates of currency exchange between Canadian dollars and these currencies, and such fluctuations may materially affect our future cash flow, results of operations and financial condition. Consequently, construction, development and other costs may be higher than we anticipate.

– 55 –	Annual Information Form and Form 40-F

Risks Relating to our Business and Operations

Regulatory requirements significantly affect our mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

     Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

     Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

We can not provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed.

     Mineral resources are typically owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

     Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly for those estimated for a project prior to production.

     Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

     Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

– 56 –	Annual Information Form and Form 40-F

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

Our projects have no operating history upon which to base estimates of future cash operating costs.

     Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

     Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

     It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

– 57 –	Annual Information Form and Form 40-F

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition.

     Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

     Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

We compete with other companies with greater financial resources.

     We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks.

     All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings. While we believe it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on our financial position or results of operation, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations.

     We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

     Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retraining skilled and experienced personnel.

– 58 –	Annual Information Form and Form 40-F

If any of the foregoing events, or other risk factor events as described herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

ITEM 7.	DIVIDENDS

     The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 8.	DESCRIPTION OF CAPITAL STRUCTURE

     Great Basin's share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 113,411,713 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2006. In 2006 we approved the creation a class of preferred shares issuable in series and finalized such creation in February, 2007. No preferred shares have been allotted or issued. As of March 31, 2006, there were 113,761,713 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Great Basin and the issue price per share since December 31, 2003.

     As of March 31, 2007, there are 8,930,000 options and 2,672,000 warrants outstanding to purchase common shares. The options have an average exercise price of $1.89. 2 million of the warrants have an exercise price of US$1.80, the balance of 672,000 have an exercise price of $2.60. In addition to the above, 4,045,000 incentive options have been reserved by the Compensation Committee for grants to participants in terms of the Company’s incentive option plan. The exercise price of these options will not be determined until completion of the planned prospectus offering referred to in Item 4 which, if successful, is expected to complete in mid-April 2007.

     There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin’s securities have not received any ratings from any rating organization

ITEM 9.	MARKET FOR SECURITIES

     The following table shows the progression in high and low trading prices of the common shares of Great Basin on the TSX and AMEX for the periods listed. TSX and AMEX are our primary markets although we listed our common shares on the JSE in 2006.

	TSX:GBG.TO			AMEX:GBN
	High	Low	Volume	High	Low	Volume
	Canadian Dollars			United States Dollars
Last fourteen months
February 2007	$2.72	$2.11	167,800	$2.36	$1.80	396,600
January 2007	$2.26	$1.88	81,400	$1.90	$1.58	224,500
December 2006	$2.27	$1.83	79,200	$2.00	$1.60	286,800

– 59 –	Annual Information Form and Form 40-F

	TSX:GBG.TO			AMEX:GBN
	High	Low	Volume	High	Low	Volume
	Canadian Dollars			United States Dollars
November 2006	$2.30	$1.95	128,700	$2.04	$1.70	351,800
October 2006	$1.99	$1.40	157,200	$1.75	$1.25	181,900
September 2006	$1.95	$1.40	122,000	$1.75	$1.26	237,700
August 2006	$2.10	$1.67	2,299,525	$1.49	$1.84	4,810,000
July 2006	$2.03	$1.78	1,675,774	$1.59	$1.78	2,360,000
June 2006	$2.03	$1.67	5,963,807	$1.51	$1.85	4,382,000
May 2006	$2.77	$1.81	4,514,789	$1.71	$2.44	10,274,000
April 2006	$2.65	$2.27	2,985,740	$2.01	$2.25	7,244,000
March 2006	$2.6	$2.01	4,277,544	$1.77	$2.21	5,778,000
February 2006	$2.18	$1.71	2,517,800	$1.56	$1.85	4,830,000
January 2006	$2.23	$1.71	3,217,511	$1.54	$1.93	8,182,000

By fiscal quarter
Quarter ended December 31, 2006	$2.30	$1.47	119,974	$2.04	$1.29	258,319
Quarter ended September 30, 2006	$2.10	$1.44	102,290	$1.90	$1.27	188,168
Quarter ended June 30, 2006	$2.77	$1.67	213,430	$2.51	$1.51	347,606
Quarter ended March 31, 2006	$2.60	$1.77	156,372	$2.23	$1.52	303,066
Quarter ended December 31, 2005	$1.82	$1.01	122,373	$1.57	$0.85	125,100
Quarter ended September 30, 2005	$1.32	$0.97	53,681	$1.09	$0.82	88,233
Quarter ended June 30, 2005	$1.50	$1.00	36,755	$1.15	$0.79	115,533
Quarter ended March 31, 2005	$1.60	$1.33	73,806	$1.32	$1.08	134,933
Quarter ended December 31, 2004	$2.12	$1.40	66,613	$1.72	$1.16	197,300
Quarter ended September 30, 2004	$2.05	$1.36	40,090	$1.64	$1.03	358,600
Quarter ended June 30, 2004	$3.01	$1.43	105,575	$2.32	$1.06	130,700
Quarter ended March 31, 2004	$3.85	$2.30	158,282	$2.95	$1.72	493,633

By fiscal year
Year ended December 31, 2006	$2.77	$1.44	148,344	$2.51	$1.27	274,175
Year ended December 31, 2005	$1.82	$0.97	71,654	$1.57	$0.79	115,950
Year ended December 31, 2004	$3.85	$1.36	92,640	$2.95	$1.03	295,058
Year ended December 31, 2003	$3.95	$1.10	162,902	$3.09	$0.80	142,808
Year ended December 31, 2002	$2.50	$0.80	48,705	$1.58	$0.51	116,608
Year ended December 31, 2001	$1.15	$0.38	19,821	$1.00	$0.26	50,433

ITEM 10.	ESCROWED SECURITIES

There are no shares of Great Basin held in escrow.

ITEM 11.	DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin

– 60 –	Annual Information Form and Form 40-F

are as follows. Except where indicated, each director and senior officer of Great Basin has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

A. Directors

Name, position in the Company and province or	Period(s) a director of
state, and country of residence	the Company

Patrick R. Cooke	Since May 2006
Director
Johannesburg, South Africa

David J. Copeland	Since February 1994
Director
Vancouver, British Columbia, Canada

T. Barry Coughlan	Since February 1998
Director
Vancouver, British Columbia, Canada

Ferdinand Dippenaar	Since December 2005
President, Chief Executive Officer and Director
Bryanston, Gauteng, South Africa

David M.S. Elliott	Since July 2004
Director
Vancouver, British Columbia, Canada

H. Wayne Kirk	Since July 2004
Director
San Rafael, California, USA

Sipho A. Nkosi	Since August 2003
Director
Sandton, Gauteng, South Africa

Walter T. Segsworth	Since January 2003
Director
North Vancouver, British Columbia, Canada

Ronald W. Thiessen	Since October 1993
Chairman of the Board and Director
West Vancouver, British Columbia, Canada

     At the annual general meeting held on July 5, 2006, directors listed above were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which is expected to be held in June 2007. All of the directors except for Mr. Dippenaar and Mr. Cooke serve together on a number of boards of directors of other publicly-listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”), a private company owned equally by ten public companies including Great Basin. HDI provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

– 61 –	Annual Information Form and Form 40-F

     Based on insider reports filed on www.sedi.ca, as at March 23, 2007, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 2,542,483 common shares of the Company (2.23%), or 5,235,483 common shares on a fully diluted basis (4.50%) .

     The following committees have been established by the members of Great Basin’s Board of Directors:

Committee	Membership
David M.S. Elliott
Audit Committee	H. Wayne Kirk
Walter T. Segsworth

T. Barry Coughlan
Compensation Committee	David M.S. Elliott
H. Wayne Kirk

T. Barry Coughlan
Nominating and Corporate Governance Committee	David M.S. Elliott
H. Wayne Kirk

     The mandate of each of these committees is more particularly described in Great Basin’s management information circular filed on www.sedar.com on May 26, 2006.

     The following biographies have been provided by the individual directors.

Principal Occupation and Other Companies Served by Current Directors of Great Basin

PATRICK R. COOKE, B.Com (Wits), CA (SA) – Director

     Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, FMCG, financial services and professional services companies.

     Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Project and represents the former Southgold shareholders on Great Basin’s board.

     Mr. Cooke is, or was within the past five years, an officer and or a director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	May 2006	Present

DAVID J. COPELAND, P.Eng. – Director

     David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting

– 62 –	Annual Information Form and Form 40-F

engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

T. BARRY COUGHLAN, B.A. – Director

     T. Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company. Mr. Coughlan is, or was within the past 5 years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1998	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002
Farallon Resources Ltd.	Director	March 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri- Alpha Investments Ltd.)	President and Director	June 1986	Present

FERDINAND DIPPENAAR, B.Comm, Procuration, MBA President, Chief Executive Officer and Director

     Mr. Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

     Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate

– 63 –	Annual Information Form and Form 40-F

affairs and the company’s investor relations. Most recently he was the Executive Director of Corporate Affairs for Harmony.

     Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005. In addition to his role with Great Basin, Mr. Dippenaar serves as Executive Advisor to other Hunter Dickinson managed companies. Within the past five years, an officer and/or director of the following public companies:

COMPANY	Positions Held	From	To
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd.	Executive Director	1997	2005

DAVID ELLIOTT, B. Comm, CA – Director

     David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott also serves on the boards of the BC Cancer Foundation and the University of BC Alumni Association.

     Mr. Elliott is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

H. WAYNE KIRK, LLB - Director

     Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 30 years professional experience Mr. Kirk also has over 10 years senior executive experience in the mining industry.

     Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2002 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company of California. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

     During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

– 64 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

SIPHO A. NKOSI, B.Comm, MBA – Director

     Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of , and is currently Chief Executive Officer, of Eyesizwe Coal (Pty) Ltd ("Eyesizwe), one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. He is currently the chief executive officer (designate) of Exxaro Resources Ltd. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company. Mr. Nkosi is, or was within the past years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	August 2003	Present
Anooraq Resources Corporation	Director	November 2004	Present

WALTER T. SEGSWORTH, P.Eng. – Director

     Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering. Mr. Segsworth is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	January 2003	Present
Anooraq Resources Corporation	Director	March 2004	Present
Cumberland Resources	Director	May 2002	Present
Expatriate Resources Ltd.	Director	February 2001	Present
Homestake Mining Company	President and Chief Operating Officer, Director	April 1999 February 2001	February 2002 December 2001
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present

– 65 –	Annual Information Form and Form 40-F

RONALD W. THIESSEN, CA – Chairman of the Board and Director

     Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

     Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director President and Chief Executive Officer Chairman	October 1993 September 2000 December 2005	Present December 2005 Present
Amarc Resources Ltd.	Director President and Chief Executive Officer	September 1995 September 2000	Present Present
Anooraq Resources Corporation	Director President and Chief Executive Officer	April 1996 September 2000	Present Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director President and Chief Executive Officer Co-Chairman	November 1995 September 2000 January 2006	Present January 2006 Present
Farallon Resources Ltd.	Director President and Chief Executive Officer Co-Chairman	August 1994 September 2000 September 2004	Present September 2004 Present
Northern Dynasty Minerals Ltd.	Director President and Chief Executive Officer	November 1995 November 2001	Present Present
Rockwell Ventures Inc.	Director President and Chief Executive Officer	November 2000 November 2000	Present Present
Taseko Mines Limited	Director	October 1993	Present

– 66 –	Annual Information Form and Form 40-F

Company	Positions Held	From	To
	President and Chief Executive Officer Co-Chairman	September 2000 July 2005	July 2005 Present
B. Officers
Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present
Zelda Smit	Chief Financial Officer	October 2006	Present
Johan Oelofse	Chief Operating officer	March 2006	Present
Willie Beckmann	Vice President, Business Services	March 2006	Present
Dawie Mostert	Vice President, Human Capital	March 2006	Present

Ferdinand Dippenaar
Position: Chief Executive Officer

     See Mr. Dippenaar’s biography under the heading “Directors” above.

Zelda Smit
Position: Chief Financial Officer

     Ms. Smit is a South African resident who qualified as a Chartered Accountant in 1997. After completing her articles with PricewaterhouseCoopers, Ms Smit worked in the financial services sector, primarily in banking and insurance, for five years. Ms. Smit was appointed Treasurer of Harmony Gold Mining Company Limited in January 2003. At Harmony, Ms. Smit gained extensive experience in mergers, acquisitions, debt issuance, risk management and project development and was a member of the executive team. Ms. Smit has served on several boards, including Rand Mutual Assurance Limited and Kingfisher Insurance Company Limited, and was chair of the audit committees of both Rand Mutual Assurance Limited and Minemed Medical Aid.

Johan Oelofse
Position: Chief Operating Officer

     Mr. Oelofse is a qualified mining engineer with 27 years experience including working on projects in South Africa, Uganda, Mozambique, Argentina, Kentucky in the USA, Kazakhstan, Uzbekistan, Tajikistan, China, Malaysia, Indonesia and the DRC. Mr. Oelofse began his career in the South African Gold Mining environment and gained a working knowledge of all aspects of the industry. Mr. Oelofse has a B Ing degree from Pretoria University in South Africa and an MSc Mining Engineering at Camborne School of Mines. Mr. Oelofse joined Great Basin Gold as Chief Operating Officer in March 2006.

Willie Beckmann
Position: Vice President: Business Services

     Mr. Beckmann is an accredited attorney, notary and conveyancer. Mr. Beckmann obtained the degrees B Juris LLB (1983) from the North West University. Mr. Beckmann started his career as an officer in the South

– 67 –	Annual Information Form and Form 40-F

African Defence Force where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. Mr. Beckmann joined the gold mining industry in 2002 as the group security manager of Harmony Gold Mining Company. Mr. Beckmann since then successfully founded the Legal and Compliance Department overseeing the security, legal and enterprise- wide risk management functions of Harmony. Mr. Beckmann joined Great Basin Gold in March 2006 responsible for the Legal and Compliance functions and business services.

Dawie Mostert
Position: Vice President: Human Capital

     Mr. Mostert has a diploma in Labour Relations (DPLR) (Advanced Labour Law). Mr. Mostert has approximately 16 years experience in the mining industry during which time he has functioned in many positions including Human Resources Manager, Manager, Acquisitions since 1998; Mine Manager, Elandsrand; Executive Training and People Development; Executive Employee Relations; Executive Human Resources and Executive New Mines. Mr. Mostert was appointed to the executive of Harmony Gold Mining Company in April 2002. As a Harmony executive, Mr. Mostert served on the boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

     Directors of Great Basin also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin.

ITEM 12.	PROMOTERS

     Not applicable.

– 68 –	Annual Information Form and Form 40-F

ITEM 13.	LEGAL PROCEEDINGS

     In February 2006, the Company and Hecla signed an Earn-In Agreement Amendment which modified the 2002 Earn-In Agreement. The execution of this amendment resulted in a general release from any action or claim arising from either party in connection with the 2002 Earn-In Agreement, and the termination of all litigation.

     No other material legal proceedings involving Great Basin or its subsidiaries are ongoing or expected.

ITEM 14.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

ITEM 15.	TRANSFER AGENT AND REGISTRAR

     The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 16.	MATERIAL CONTRACTS

Black Economic Empowerment Framework Agreement

     In February 2007, the Company has entered into a framework agreement whereby Tranter has expressed an intention to purchase approximately 19.94 million shares (the “BEE Shares”) in Great Basin for ZAR 260 million (approximately US$35.13 million) and thereby acquire a qualifying indirect interest in the Burnstone Project as required under South Africa’s broad-based BEE legislative initiatives. In the alternative (if South African regulatory and other approvals are not obtained), Tranter may purchase a 26% interest in Southgold for the same price. This will also secure its new order prospecting rights obtained in respect of its principal South African mining project, the Burnstone Project (see Item 5, “Black Economic Empowerment (BEE) Framework Agreement”, for further particulars).

Purchase of Hecla’s Interest in the Company’s Hollister Development Block Project

     In February 2007, the Company announced that it would purchase Hecla’s 50% earn-in rights for a total consideration of US$60 million comprising US$45 million in cash and US$15 million in Great Basin common shares (approximately 7.94 million shares). The transaction is subject to stock exchange and other customary closing conditions and will require the Company to secure sufficient financing which it intends to do through a prospectus offering filed March 21, 2007. Completion is targeted for mid-April 2007 with a deadline of April 30, 2007 (see Item 5, “Hecla Ventures Corp. (HVC) Share Purchase Agreement”, for further particulars).

– 69 –	Annual Information Form and Form 40-F

ITEM 17.	INTERESTS OF EXPERTS

Interests of Experts

     The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

Behre Dolbear & Company Ltd. is named as having audited our internal preliminary resource estimate at HDB in 2001(filed as part of a May, 2002 report filed at www.sedar.com ) and James A. Currie, P.Eng. is named as having supervised that work, and is also named as having prepared the report “Technical Report on the Feasibility Study for the Burnstone Gold Project, Balfour, Mpumalanga Province, Republic of South Africa” dated May 10, 2006, based on a full review of the results of the components of the Burnstone feasibility study by Derek Rance, P.Eng., who is an independent qualified person as defined by NI 43-101. The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Individual components of the study were completed by the following South African consultants:

  Geology and mineral resources were reviewed and updated for the Burnstone feasibility study by Harry Meadon, Pr.Sci.Nat., of HM Exploration CC, and Mr. van der Heever, Pr.Sci.Nat., of GeoLogix Mineral Resource Consultants (Pty) Ltd.

  Mineral reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng.

  Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM, of MDM Ferroman.

  Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and other subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner, and R.J. Scheurenberg, Pr.Eng.

(b)

Eugene Siepker, Pr.Sci.Nat. (deceased) and Gideon J. Van Der Heever, Pr.Sci.Nat. are named as having co- prepared resource estimates in our “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province, Republic of South Africa” dated February 17, 2005 and filed under National Instrument 51-102 – Continuous Disclosure;

(c)

David Stone, P.Eng., and Gernot Wober, P.Geo.,. are the qualified persons who co-authored the March 19, 2007 “Technical Report – Update on the Exploration Activities on the Hollister Gold Project, Elko County, Nevada”, revised April 3, 2007 and Mr. Stone also co-authored with Mr Van Der Heever, Pr.Sci.Nat., the “Report on the Resource Estimate for the Burnstone Project, Mpumalanga Province of the Republic of South Africa”, also dated March 19, 2007, both of which are publicly filed at www.sedar.com on March 21,2007;

(d)

David M.R. Stone, P.Eng., an independent qualified person, authored the report entitled “Technical Report and Updated Preliminary Assessment of the Ivanhoe Gold Project, Elko County, Nevada” dated September 12, 2006 and revised April 3, 2007, which is publicly filed at www.sedar.com; and

     To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

     Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours

– 70 –	Annual Information Form and Form 40-F

ITEM 18.	ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

     The following documents can be obtained upon request from Great Basin's Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the latest annual general meeting of the Company to be held in June 2007, when available.

     The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 19.	DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 20.	CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

     It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

     There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

– 71 –	Annual Information Form and Form 40-F

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections, of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

ITEM 21.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.	AUDIT COMMITTEE FINANCIAL EXPERT

     The members of the audit committee are Mr Wayne Kirk, Walter Segsworth and David Elliott. The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience and each of the members is financially literate. Each of the audit committee members is "independent", as that term is defined by Canadian Multilateral Instrument 52-110. Mr. Elliott is an accredited Chartered Accountant in Canada, Mr Kirk is retired securities attorney and Mr Segsworth has been a mining executive for a number of years. Great Basin’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com

B.	CODE OF ETHICS

     The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005 and is also available on the Company’s website at www.greatbasingold.com.

C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended December	Year ended December
Services:	31, 2006	31, 2005
Audit Fees	$234,175	$89,750
Audit-Related Fees(1)	66,000	–
Tax Fees	–	18,500
All Other Fees	–	–
	$300,175	$108,250

Note:

(1)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

– 72 –	Annual Information Form and Form 40-F

     From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission and Canadian independence rules, and whether the services requested and the fees related to such services could impair the independence of the auditors.

D.	OTHER

The Company was advised in February 2007 that the South African branch of its auditors ("KPMG SA") had determined to resign as auditors for the Company's South African subsidiaries because KPMG SA had been working on another engagement, which due to the expansion of its scope, led them to conclude it could potentially result in a conflict of interest with auditing the Company's South African operations. The Company's Canadian auditors, KPMG LLP of Vancouver will retain overall responsibility for the audit of the Company's accounts and its financial statements and will assist the Company in securing alternative audit services in South Africa. KPMG SA confirmed in their resignation notification that there were no reportable disagreements with management of the Company.

ITEM 22.	OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 23.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
		Less than			More than
	Total	one year	1 to 3 years	3-5 years	5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

     The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.